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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on October 15, 2003

Registration No. 333-

Securities and Exchange Commission
 Washington, D.C. 20549

FORM S-3
 REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Alliance Data Systems Corporation
 (Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	31-1429215 (I.R.S. Employer Identification Number)
17655 Waterview Parkway Dallas, Texas 75252 Telephone: (972) 348-5100 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
J. MICHAEL PARKS
Chairman of the Board, Chief Executive Officer and President
17655 Waterview Parkway
Dallas, Texas 75252
Telephone: (972) 348-5100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
MICHAEL E. DILLARD, P.C. ALEX FRUTOS Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201 Telephone: (214) 969-2800 Facsimile: (214) 969-4343	WILLIAM M. RUSTUM Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 351-4000 Facsimile: (212) 351-4035

Approximate date of commencement of proposed sale to the public:
As soon as practicable on or after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	8,663,382 shares	$28.50	$246,906,387	$19,975

(1)
Includes 1,130,006 shares of common stock that may be sold by certain stockholders upon exercise of the underwriters' over-allotment option.
(2)
Estimated solely for the purpose of determining the registration fee and calculated in accordance with Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of Alliance Data System Corporation's common stock on October 8, 2003 as reported on the New York Stock Exchange.
(3)
Of this amount, $31,680 was previously paid in respect of $120,600,000 of unsold securities registered on Form S-1 (File No. 333-94623) filed with the Securities and Exchange Commission on January 13, 2000 (the "Form S-1"). Pursuant to Rule 457(p) under the Securities Act, $14,176 due for registration of the offering of securities in connection with the Registration Statement on Form S-3 (File No. 333-104314) filed with the Securities and Exchange Commission on April 4, 2003 (the "Form S-3") was offset against part of the unused portion of the fee paid in connection with the Form S-1. Following this offset, the unused portion of the registration fee paid in connection with the Form S-1 was reduced to $17,504. Pursuant to Rule 457(p) under the Securities Act, $12,086 due in connection with the Registration Statement on Form S-8 (file No. 333-106246) filed with the Securities and Exchange Commission on June 18, 2003 (the "Form S-8") was offset against part of the unused portion of the fee paid in connection with the Form S-1. Following this offset, the unused portion of the registration fee paid in connection with the Form S-1 was reduced to $5,418. Accordingly, pursuant to Rule 457(p) under the Securities Act, the total registration fee currently due for this Registration Statement has been offset by the remaining $5,418 balance of the unused registration fee previously paid in connection with the Form S-1. As a result, the amount currently due for this Registration Statement is $14,557.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2003

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

7,533,376 Shares

Common Stock

All of the shares of the common stock in the offering are being sold by Limited Commerce Corp. We will not receive any of the proceeds from the sale of shares of common stock by Limited Commerce Corp.

Our common stock is listed on the New York Stock Exchange under the symbol "ADS." The last reported sale price of our common stock on the New York Stock Exchange on October 14, 2003 was $28.89 per share.

See "Risk Factors" beginning on page 7 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Limited Commerce Corp.	$	$

Welsh, Carson, Anderson & Stowe VI, L.P. and Welsh, Carson, Anderson & Stowe VII, L.P. have together granted to the underwriters a 30-day option to purchase up to an additional 1,130,006 shares of our common stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any.

Delivery of the shares of common stock is expected to be made in New York, New York on or about                          , 2003.

Joint Book-Running Managers
Bear, Stearns & Co. Inc.	Credit Suisse First Boston	JPMorgan

The date of this prospectus is                          , 2003.

PROSPECTUS SUMMARY

        This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the risk factors, and our financial statements and the related notes to those statements and the documents and information incorporated by reference in this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

Our Company

        We are a leading provider of transaction services, credit services and marketing services in North America. We focus on facilitating and managing electronic transactions between our clients and their customers through multiple distribution channels including in-store, catalog and the Internet. Our credit and marketing services assist our clients in identifying and acquiring new customers, as well as helping to increase the loyalty and profitability of their existing customers. We have a client base in excess of 300 companies, consisting mostly of specialty retailers, petroleum retailers, utilities, supermarkets and financial services companies. We generally have long-term relationships with our clients, with contracts typically ranging from three to five years in duration.

        Our corporate headquarters are located at 17655 Waterview Parkway, Dallas, Texas 75252, and our telephone number is 972-348-5100.

Our Products and Services

        Our products and services are centered around three core capabilities — Transaction Services, Credit Services and Marketing Services. We have traditionally marketed and sold our products and services on a stand-alone basis but increasingly market and sell them on a bundled and integrated basis. Our products and services and target markets are listed below.

Segment	Products and Services			Target Markets
Transaction Services	•	Issuer Services		•	Specialty Retail
		–	Card Processing	•	Utility
		–	Billing and Payment Processing	•	Petroleum Retail
		–	Customer Care
	•	Utility Services
		–	Customer Information System Hosting
		–	Customer Care
		–	Billing and Payment Processing
	•	Merchant Services
		–	Point-of-Sale Services
		–	Merchant Bankcard Services
Credit Services	•	Private Label Receivables Financing		•	Specialty Retail
		–	Underwriting and Risk Management	•	Petroleum Retail
		–	Merchant Processing
		–	Receivables Funding
Marketing Services	•	Loyalty Programs		•	Financial Services
		–	AIR MILES® Reward Program	•	Supermarkets
		–	One-to-One Loyalty	•	Petroleum Retail
	•	Marketing Services		•	Specialty Retail
				•	Utility

Our Market Opportunity and Growth Strategy

        Our services are applicable to the full spectrum of commerce opportunities involving companies that sell products and services to individual consumers. We are well positioned to benefit from trends favoring outsourcing and electronic transactions. Many companies, including retailers, petroleum companies and utilities, lack the economies of scale and core competencies necessary to support their own transaction processing infrastructure and credit card and database operations. Companies are also increasingly outsourcing the development and management of their marketing programs. Additionally, the use of card-based forms of payment by consumers in the United States has steadily increased over the past ten years. According to The Nilson Report, consumer expenditures in the United States using card-based systems are expected to grow from 32% of all payments in 2001 to 46% in 2010.

        Our growth strategy is to pursue initiatives to capitalize on our market position and core competencies. Key elements of our strategy are:

  •
  expanding relationships with our base of over 300 clients by offering them integrated transaction processing and marketing services;

  •
  expanding our client base in existing market sectors;

  •
  continuing to establish long-term relationships with our clients that result in a stable and recurring revenue base; and

  •
  pursuing focused, strategic acquisitions and alliances to enhance our core capabilities, increase our scale or expand our range of services.

Recent Developments

        On October 15, 2003, we announced our third quarter 2003 results. Total third quarter revenue increased 16.9% to $255.7 million compared to $218.7 million for the third quarter of 2002. Net income increased 138.5% to $18.6 million for the third quarter of 2003, or $0.23 per diluted share, compared to $7.8 million, or $0.10 per diluted share, for the third quarter of 2002. EBITDA for the third quarter of 2003 increased 30.2% to $51.5 million compared to $39.5 million for the third quarter of 2002. Transaction Services revenue increased 13.6% in the third quarter of 2003 to $152.2 million. Credit Services revenue increased 26.3% in the third quarter of 2003 to $107.0 million. Marketing Services revenue increased 10.7% in the third quarter of 2003 to $68.1 million. See "Use of Non-GAAP Financial Measures" set forth herein for a discussion of our use of EBITDA and Operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

The Offering

Common stock offered by Limited Commerce Corp.	7,533,376 shares
Common stock offered by affiliates of Welsh Carson in the over-allotment option	1,130,006 shares
Common stock to be outstanding after the offering	79,593,969 shares
Use of proceeds	We will not receive any of the proceeds from the offering.
New York Stock Exchange symbol	"ADS"

Selling Stockholders

        Limited Commerce Corp., which is offering to sell 7,533,376 shares under this prospectus, is our second largest stockholder and a wholly owned subsidiary of Limited Brands, Inc. Limited Brands, together with its retail affiliates, is our largest client, representing approximately 18.8% of our 2002 consolidated revenue. Prior to this offering, Limited Commerce Corp. beneficially owned approximately 9.5% of our common stock and Welsh Carson beneficially owned approximately 51.2% of our common stock. Upon the completion of this offering, assuming all the shares Limited Commerce Corp. is offering are sold, Limited Commerce Corp. will no longer own any of our common stock and will no longer have the right to designate any nominees for election to our board of directors. Messrs. Soll and Finkelman are the current designees of Limited Commerce Corp., whose terms expire in 2004 and 2005, respectively. Welsh Carson, through two of its affiliated entities, has granted the underwriters a 30-day option to purchase up to an additional 1,130,006 shares to cover over-allotments. Welsh Carson is our largest stockholder. If the underwriters exercise their over-allotment option in full, Welsh Carson will beneficially own approximately 49.8% of our common stock. After the offering, Welsh Carson will continue to have the right to designate up to three of the nominees for election to our board of directors as long as it continues to own at least 20% of our common stock. Messrs. Anderson, de Nicola and Minicucci are the current designees of Welsh Carson, whose terms expire in 2005, 2004, and 2006, respectively.

Summary Consolidated Financial Data

        The following table provides our summary consolidated financial data for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus and with our consolidated annual and interim financial statements and related notes incorporated by reference in this prospectus.

	For the year ended December 31,			For the six months ended June 30,
	2000	2001	2002	2002	2003
	(amounts in thousands, except per share data)
Income statement data
Total revenue	$678,195	$777,351	$871,451	$415,880	$487,756
Cost of operations	547,985	603,493	668,231	325,476	366,946
General and administrative	32,201	45,431	56,097	24,898	27,890
Depreciation and other amortization	26,265	30,698	41,768	19,166	26,295
Amortization of purchased intangibles	49,879	43,506	24,707	13,395	9,462

Total operating expenses	656,330	723,128	790,803	382,935	430,593

Operating income	21,865	54,223	80,648	32,945	57,163
Other expenses	2,477	6,025	834	834	4,275
Fair value loss on interest rate derivative	—	15,131	12,017	5,260	1,945
Interest expense	38,870	30,097	21,215	11,294	11,663

Income (loss) before income taxes	(19,482)	2,970	46,582	15,557	39,280
Income tax expense	1,841	11,202	20,379	7,706	15,019

Net income (loss)	$(21,323)	$(8,232)	$26,203	$7,851	$24,261

Net income (loss) per share — basic	$(0.60)	$(0.18)	$0.35	$0.11	$0.32
Net income (loss) per share — diluted	$(0.60)	$(0.18)	$0.34	$0.10	$0.31
Weighted average shares used in computing per share amounts — basic	47,538	64,555	74,422	74,040	76,467
Weighted average shares used in computing per share amounts — diluted	47,538	64,555	76,696	76,690	78,465
EBITDA and Operating EBITDA(1)
EBITDA	$98,009	$128,427	$147,123	$65,506	$92,920
Operating EBITDA	$120,497	$169,467	$161,675	$74,735	$104,307
Other financial data
Cash flows from operating activities before change in merchant settlement activity	$70,035	$113,015	$197,149	$43,188	$51,185
Merchant settlement activity	17,148	55,240	(69,387)	(55,386)	49,164

Cash flows from operating activities	$87,183	$168,255	$127,762	$(12,198)	$100,349
Cash flows from investing activities	$(24,457)	$(190,982)	$(192,603)	$(23,975)	$(30,235)
Cash flows from financing activities	$1,144	$32,497	$(15,999)	$(6,219)	$18,875

	For the year ended December 31,			For the six months ended June 30,
	2000	2001	2002	2002	2003
	(amounts in thousands)
Segment operating data
Statements generated	127,217	131,253	138,669	66,659	79,843
Transactions processed/core transactions processed in 2002 and 2003(2)	2,519,535	2,754,105	1,660,374	786,552	957,981
Credit sales	$3,685,069	$4,050,554	$4,924,952	$2,137,604	$2,452,640
Average securitized portfolio	$2,073,574	$2,197,935	$2,408,444	$2,356,521	$2,584,187
AIR MILES reward miles issued	1,927,016	2,153,550	2,348,133	1,097,508	1,188,008
AIR MILES reward miles redeemed	781,823	984,926	1,259,951	607,050	668,780

	As of December 31,
				As of June 30, 2003
	2000	2001	2002
	(amounts in thousands)
Balance sheet data
Cash and cash equivalents	$116,941	$117,535	$30,439	$134,976
Seller's interest and credit card receivables, net	137,865	128,793	147,899	180,436
Redemption settlement assets, restricted	152,007	150,330	166,293	201,656
Intangibles, net	72,953	76,886	76,774	94,673
Goodwill, net	371,596	415,111	438,608	438,355
Total assets	1,421,179	1,477,218	1,453,418	1,664,311
Deferred revenue — service and redemption	290,186	329,549	360,064	406,814
Certificates of deposit and other receivables funding debt	139,400	120,800	96,200	65,900
Credit facilities, subordinated debt and other	296,660	189,625	196,711	185,140
Total liabilities	1,058,788	971,490	910,680	1,015,013
Series A preferred stock	119,400	—	—	—
Total stockholders' equity	242,991	505,728	542,738	649,298

(1)
See "Use of Non-GAAP Financial Measures" set forth herein for a discussion of our use of EBITDA and Operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)
Core transactions processed in 2002 and 2003 reflect our pruning of non-core, low margin accounts in 2002, and accordingly only include transactions processed for continuing customers. If we were to eliminate transactions processed for those same accounts in 2001, core transactions processed in 2001 would have been 1,479,654.

Use of Non-GAAP Financial Measures

        EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus income tax expense, interest expense, fair value loss on interest rate derivative, other debt-related expenses, depreciation and other amortization. Operating EBITDA is a non-GAAP financial measure equal to EBITDA plus the change in deferred revenue less the change in redemption settlement assets. We have presented EBITDA and operating EBITDA because we use them to monitor compliance with the financial covenants in our credit agreements, such as debt-to-operating EBITDA and operating EBITDA to interest expense ratios. We also use EBITDA and operating EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Therefore, we believe that EBITDA and operating EBITDA provide useful information to our investors regarding our performance and overall results of operations. EBITDA and operating EBITDA are not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity. In addition, EBITDA and operating EBITDA are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The EBITDA and operating EBITDA measures presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements. The following sets forth a reconciliation of net income to EBITDA and operating EBITDA:

	For the year ended December 31,			For the six months ended June 30,		For the three months ended September 30,
	2000	2001	2002	2002	2003	2002	2003
	(amounts in thousands)
Net income (loss)	$(21,323)	$(8,232)	$26,203	$7,851	$24,261	$7,772	$18,615
Income tax expense	1,841	11,202	20,379	7,706	15,019	5,022	11,590
Interest expense	38,870	30,097	21,215	11,294	11,663	4,969	2,678
Fair value loss on interest rate derivative	—	15,131	12,017	5,260	1,945	5,155	462
Other expenses	2,477	6,025	834	834	4,275	—	—
Depreciation and other amortization	26,265	30,698	41,768	19,166	26,295	11,107	13,382
Amortization of purchased intangibles	49,879	43,506	24,707	13,395	9,462	5,520	4,760

EBITDA	98,009	128,427	147,123	65,506	92,920	39,545	51,487
Plus change in deferred revenue	40,845	39,363	30,515	21,310	46,750	(1,024)	10,667
Less change in redemption settlement assets	(18,357)	1,677	(15,963)	(12,081)	(35,363)	5,481	(6,110)

Operating EBITDA	$120,497	$169,467	$161,675	$74,735	$104,307	$44,002	$56,044

RISK FACTORS

        Before making an investment decision, you should carefully consider the following risks. The risks described below are not the only ones that we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. Additional risks and uncertainties of which we are unaware or currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment in our common stock. Before making an investment decision, you should also read the other information included or incorporated by reference in this prospectus and our financial statements and the related notes incorporated by reference in this prospectus.

Risks Related to General Business Operations

Our ten largest clients were responsible for 55.5% of our consolidated revenue last year, and the loss of any of these clients could cause a significant drop in our revenue.

        We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our 10 largest clients were responsible for approximately 55.5% of our consolidated revenue during the year ended December 31, 2002, with Limited Brands and its retail affiliates representing approximately 18.8% of our 2002 consolidated revenue. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision to either utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue.

        Transaction Services.    Our 10 largest clients in this segment were responsible for approximately 61.6% of our Transaction Services revenue in 2002. Limited Brands and its retail affiliates were the largest Transaction Services client in 2002, representing approximately 19.8% of this segment's 2002 revenue, and Brylane, our second largest Transaction Services client, was responsible for approximately 10.0% of this segment's 2002 revenue. Our contracts with Limited Brands and its retail affiliates expire in 2009, and our contracts with Brylane expire in 2013. Equiva Services, LLC, which is the service provider to Shell branded locations in the United States, was responsible for approximately 3.1% of this segment's 2002 revenue, or 1.9% of our overall 2002 consolidated revenue. Through our Equiva relationship, we were responsible for processing credit and debit card transactions at Shell gas stations in the United States through our point-of-sale terminals. Our contract with Equiva expired in December 2002. We do not believe that the loss of Equiva will have a material adverse effect on our results of operations.

        Credit Services.    Our two largest clients in this segment were responsible for approximately 66.9% of our Credit Services revenue in 2002. Limited Brands and its retail affiliates were responsible for approximately 44.5%, and Brylane was responsible for approximately 22.4% of our Credit Services revenue in 2002.

        Marketing Services.    Our 10 largest clients in this segment were responsible for approximately 68.2% of our Marketing Services revenue in 2002. BMO Bank of Montreal, Canada Safeway, Shell Canada and Amex Bank of Canada were the four largest Marketing Services clients in 2002, responsible for approximately 54.0% of our 2002 Marketing Services revenue. BMO Bank of Montreal represented approximately 28.8% of this segment's 2002 revenue. Our contract with Shell Canada expires on February 29, 2004.

Competition in our industry is intense and we expect it to intensify.

        The markets for our products and services are highly competitive, and we expect competition to intensify in each of those markets. Many of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. We cannot assure you that we will be able to compete successfully against our current and potential competitors.

The markets for the services that we offer may fail to expand or may contract and this could negatively impact our growth and profitability.

        Our growth and continued profitability depend on acceptance of the services that we offer. If demand for transaction, credit or marketing services decreases, the price of our common stock could fall and you could lose value in your investment. Loyalty and database marketing strategies are relatively new to retailers, and we cannot guarantee that merchants will continue to use these types of marketing strategies. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if our customers make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or other reasons could have a material adverse effect on our growth and revenue.

We cannot assure you that we will effectively integrate acquisitions or realize their full benefits, and future acquisitions may result in dilutive equity issuances or increases in debt.

        We expect to continue to seek selective acquisitions as an element of our growth strategy. If we are unable to successfully integrate completed or any future acquisitions, we may incur substantial costs and delays or other operational, technical or financial problems, any of which could harm our business and impact the trading price of our common stock. In addition, the failure to successfully integrate any future acquisition may divert management's attention from our core operations or could harm our ability to timely meet the needs of our customers. To finance future acquisitions, we may need to raise funds either by issuing equity securities or incurring debt. If we issue additional equity securities, such sales could reduce the current value of our stock by diluting the ownership interest of our stockholders.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers and may expose us to legal claims from consumers.

        An important feature of our marketing and credit services is our ability to develop and maintain individual consumer profiles. As part of our AIR MILES Reward Program, database marketing program and private label program, we maintain marketing databases containing information on consumers' account transactions. Although we have extensive security procedures, our databases may be subject to unauthorized access. If we experience a security breach, the integrity of our marketing databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, database marketing or private label programs could decline if any well-publicized compromise of security occurred. Any public perception that we released consumer information without authorization could subject us to legal claims from consumers and adversely affect our client relationships.

Loss of data center capacity, interruption of telecommunication links, or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

        Our ability to protect our data centers against damage from fire, power loss, telecommunications failure and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large databases and periodically expand and upgrade our capabilities. Any damage to our data centers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use software licensed to us could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

        A significant portion of our Marketing Services revenue is derived from our Loyalty Group operations in Canada, which transacts business in Canadian dollars. Therefore, our reported financial information from quarter-to-quarter will be affected by changes in the exchange rate between the U.S. and Canadian dollars over the relevant periods. Specifically, in connection with our AIR MILES Reward Program, revenue is generated at the time AIR MILES reward miles are issued, but is deferred and recorded on the balance sheet at historical exchange rates. Revenue is then recognized over a period of time at the historical exchange rate. Operating costs, however, are expensed in the period incurred at the then prevailing exchange rate. Due to the sharp appreciation in the Canadian dollar during the nine months ended September 30, 2003, reported EBITDA and operating income were negatively impacted as revenue at lower historical exchange rates was matched against expenses at higher current exchange rates. We do not hedge our net investment exposure in our Canadian subsidiary.

Our hedging activity subjects us to off-balance sheet counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

        In order to execute our hedging strategies, we have entered into interest rate and foreign currency derivative contracts with commercial banks. These banks are otherwise known as counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro-or micro-economic events were to negatively impact the respective banks, the banks might not be able to honor their obligations and we might suffer a loss.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

        Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that we will be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time-consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

If we are required to pay state taxes on transaction processing, it could negatively impact our profitability.

        Transaction processing companies may be subject to state taxation of certain portions of their fees charged to merchants for their services. If we are required to pay such taxes and are unable to pass this tax expense through to our merchant clients, these taxes would negatively impact our profitability.

Risks Particular to Transaction Services

The pace of deregulation in the utility sector may not continue as predicted.

        The pace of deregulation may not continue as predicted, thereby creating fewer opportunities for the types of services we provide. If the pace of deregulation were to slow, we would increase our focus on regulated activities, which have traditionally been less open to outsourcing.

In 2002 and the first half of 2003, our Transaction Services segment derived nearly 46% and 48%, respectively, of its revenue from servicing cardholder accounts for the Credit Services segment. If the Credit Services segment suffered a significant client loss, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

        Our Transaction Services segment performs card processing and servicing activities for cardholder accounts generated by our Credit Services segment. During 2002, our Transaction Services segment derived $245.6 million, or 45.6% of its revenues, from these services for our Credit Services segment. For the first half of 2003, our Transaction Services segment derived $141.0 million, or 47.9% of its revenues, from these services for our Credit Services segment. The financial performance of our Transaction Services segment, therefore, is linked to the activities of our Credit Services segment. If the Credit Services segment were to lose a significant client, our revenue and profitability attributable to the Transaction Services segment could be materially and adversely affected.

Risks Particular to Credit Services

If we are unable to securitize our credit card receivables due to changes in the market, the unavailability of credit enhancements, an early amortization event or for other reasons, we would not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

        Since January 1996, we have sold substantially all of the credit card receivables originated by our private label credit card bank, World Financial Network National Bank, to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust, World Financial Network Credit Card Master Trust II and World Financial Network Credit Card Master Trust III, which we refer to as the WFN Trusts, as part of our securitization program. This securitization program is the primary vehicle through which World Financial Network National Bank finances our private label credit card receivables. If World Financial Network National Bank were not able to regularly securitize the receivables it originates, our ability to grow or even maintain our credit services business would be materially impaired. World Financial Network National Bank's ability to effect securitization transactions is impacted by the following factors, some of which are beyond our control:

  •
  conditions in the securities markets in general and the asset backed securitization market in particular;

  •
  conformity in the quality of credit card receivables to rating agency requirements and changes in those requirements; and

  •
  our ability to fund required overcollateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings to lower our borrowing costs.

        Once World Financial Network National Bank securitizes receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event such a covenant or other similar covenant is breached, an early amortization event could be declared, in which case the trustee for the securitization trust would retain World Financial Network National Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank, until such time as the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Increases in net charge-offs beyond our current estimates could have a negative impact on our operating income and profitability.

        The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs beyond historical levels will reduce the net spread available to us from the securitization master trust and could result in a reduction in finance charge income or a write-down of the interest only strip. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses among consumers. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, our delinquency and net credit card receivable charge-off rates are affected by the credit risk of credit card receivables and the average age of our various credit card account portfolios. The average age of credit card receivables affects the stability of delinquency and loss rates of the portfolio. At June 30, 2003, 48.2% of the total number of our securitized accounts with outstanding balances and 41.9% of the amount of our outstanding securitized loans were less than 24 months old. For the six months ended June 30, 2003, our securitized net charge-off ratio was 7.2% compared to 7.4% for the six months ended June 30, 2002. For 2002, our securitized net charge-off ratio was 7.4% compared to 8.4% for 2001 and 7.6% for 2000. We cannot assure you that our pricing strategy can offset the negative impact on profitability caused by increases in delinquencies and losses. Any material increases in delinquencies and losses beyond our current estimates could have a material adverse impact on us and the value of our net retained interests in loans that we sell through securitizations.

Changes in the amount of payments and defaults by cardholders on credit card balances may cause a decrease in the estimated value of interest only strips.

        The estimated fair value of interest only strips depends upon the anticipated cash flows of the related credit card receivables. A significant factor affecting the anticipated cash flows is the rate at which the underlying principal of the securitized credit card receivables is reduced. Other assumptions used in estimating the value of the interest only strips include estimated future credit losses and a discount rate commensurate with the risks involved. The rate of cardholder payments or defaults on credit card balances may be affected by a variety of economic factors, including interest rates and the availability of alternative financing, most of which are not within our control. A decrease in interest rates could cause cardholder payments to increase, thereby requiring a write down of the interest only strips. If payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the estimated value of the interest only strips through a charge against earnings.

Interest rate increases could significantly reduce the amount we realize from the spread between the yield on our assets and our cost of funding.

        An increase in market interest rates could reduce the amount we realize from the spread between the yield on our assets and our cost of funding. A rise in market interest rates may indirectly impact the payment performance of consumers or the value of, or amount we could realize from the sale of, interest only strips. At June 30, 2003, approximately 1.7% of our outstanding debt, including the off-balance sheet debt of our securitization program, was subject to fixed rates with a weighted average interest rate of 2.4%. An additional 68.4% of our outstanding debt at June 30, 2003 was locked at an effective interest rate of 4.4% through interest rate swap agreements and treasury locks with notional amounts totaling $1.8 billion. Assuming we do not take any counteractive measures, a 1.0% increase in interest rates would result in an annual decrease to pretax income of approximately $3.1 million. The foregoing sensitivity analysis is limited to the potential impact of an interest rate increase of 1.0% on cash flows and fair values, and does not address default or credit risk.

We expect growth in our credit services segment to result from new and acquired private label card programs whose credit card receivable performance could result in increased portfolio losses and negatively impact our net retained interests in loans securitized.

        We expect an important source of growth in our private label card operations to come from the acquisition of existing private label programs and initiating private label programs with retailers who do not currently offer a private label card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these private label programs may result in defaults greater than our expectations and could have a material adverse impact on us and the value of our net retained interests in loans securitized.

Current and proposed regulation and legislation relating to our credit services could limit our business activities, product offerings and fees charged.

        Various Federal and state laws and regulations significantly limit the credit services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on customers, limit or prescribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a material adverse effect on our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a material adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

If our bank subsidiary fails to meet credit card bank criteria, we may become subject to regulation under the Bank Holding Company Act, which would force us to cease all of our non-banking business activities and thus cause a drastic reduction in our profits and revenue.

        Our bank subsidiary, World Financial Network National Bank, is a limited purpose credit card bank. The Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation, insures the deposits of World Financial Network National Bank. World Financial Network National Bank is not a "bank" as defined under the Bank Holding Company Act because it is in compliance with the following requirements:

  •
  it engages only in credit card operations;

  •
  it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;

  •
  it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for extensions of credit;

  •
  it maintains only one office that accepts deposits; and

  •
  it does not engage in the business of making commercial loans.

        If World Financial Network National Bank failed to meet the credit card bank criteria described above, World Financial Network National Bank would be a "bank" as defined by the Bank Holding Company Act, subjecting us to regulation under the Bank Holding Company Act. Being deemed a bank holding company could significantly harm us, as we could be required to either divest any activities deemed to be non-banking activities or cease any activities not permissible for a bank holding company and its affiliates. While the consequences of being subject to regulation under the Bank Holding Company Act would be severe, we believe that the risk of becoming subject to such regulation is minimal as a result of the precautions we have taken in structuring our business.

Risks Particular to Marketing Services

Our costs may increase as a result of new supply arrangements with Air Canada, and we may not be able to satisfy our collectors if the seating capacity made available to us by Air Canada is inadequate to meet their demands.

        On April 1, 2003, Air Canada filed for bankruptcy protection under the Canadian Companies' Creditors Arrangement Act in order to restructure its debt and operations. Air Canada is in the process of reducing its fleet size to match current and anticipated capacity requirements and analyzing its contractual commitments with a view to repudiating those that do not reflect current market pricing. In connection with Air Canada's bankruptcy, Air Canada has repudiated our supply agreement effective December 15, 2003. We are currently negotiating the terms of a replacement supply agreement with Air Canada. If we are unable to negotiate a replacement of our supply agreement on favorable terms or if Air Canada sharply reduces its fleet capacity, we may be required to pay more for tickets from Air Canada than the negotiated rates under our current supply agreement or to purchase tickets from other airlines. Tickets from other airlines could be more expensive than a comparable ticket under our current Air Canada supply agreement, and the routes offered by the other airlines may be inconvenient or undesirable to the redeeming collectors. As a result, we would experience higher air travel redemption costs, while at the same time collector satisfaction with the AIR MILES Reward Program may be adversely affected by requiring travel on other carriers on certain routes.

If actual redemptions by collectors of AIR MILES reward miles are greater than expected, our profitability could be adversely affected.

        A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of unredeemed reward miles is known as "breakage" in the loyalty industry. While our AIR MILES reward miles currently do not expire, we experience breakage when reward miles are not redeemed by collectors for a number of reasons, including:

  •
  loss of interest in the program or sponsors;

  •
  collectors moving out of the program area; and

  •
  death of a collector.

        If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions.

We could face increased competition from Aeroplan, Air Canada's proprietary frequent flyer program.

        Air Canada's efforts to attract equity investors as part of its restructuring efforts may enhance Aeroplan's ability to compete with our AIR MILES Reward Program through access to increased funding and other resources. As a result, we would experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program.

The loss of our most active AIR MILES reward miles collectors could negatively impact our growth and profitability.

        Our most active AIR MILES reward miles collectors represent a disproportionately large percentage of our AIR MILES Reward Program revenue. We estimate that over half of the AIR MILES Reward Program revenues for 2003 will be derived from our most active AIR MILES reward miles collectors. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors and loyalty partners. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

        Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. As a result of airline or travel industry disruptions, such as resulted from the catastrophic events of September 11, 2001, or as might result from political instability, other terrorist acts or war, some collectors could determine that air travel is too dangerous or, given new airport regulations, too burdensome. Consequently, collectors might forego redeeming points for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue from the program. A reduction in collector use of the program could impact our ability to attract new sponsors and loyalty partners and to generate revenue from current sponsors and loyalty partners.

        On April 1, 2003, Air Canada filed for bankruptcy protection under the Canadian Companies' Creditors Arrangement Act. If Air Canada were to cease operations as a result of a failure to emerge from bankruptcy protection, or if we are unable to negotiate a new supply agreement on acceptable terms in Air Canada's bankruptcy proceedings, we could experience service disruptions that would adversely affect our ability to fulfill collector flight redemption requests and lead to higher air travel redemption costs.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our marketing services, which could negatively affect our ability to satisfy our clients' needs.

        The enactment of legislation or industry regulations arising from public concern over consumer privacy issues could have a material adverse impact on our marketing services. Any such legislation or industry regulations could place restrictions upon the collection and use of information that is currently legally available, which could materially increase our cost of collecting some data. Legislation or industry regulation could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements.

        The Federal Gramm Leach Bliley Act makes it more difficult to collect and use information that has been legally available and may increase our costs of collecting some data. Regulations under this act give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other parties or the public. Our ability to gather and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us from using their data. Under the regulations, we generally are required to refrain from sharing data generated by our new cardholders until such cardholders are given the opportunity to "opt out."

        The Personal Information Protection and Electronic Documents Act enacted in Canada requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. The Loyalty Group allows its customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in more customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus mile offers and therefore would collect fewer AIR MILES reward miles.

Risks Related to Our Company

Some of our stockholders currently own a significant amount of our common stock. These stockholders may have interests that conflict with yours and would be able to control the election of directors and the approval of significant corporate transactions, including a change in control.

        Prior to this offering, Limited Commerce Corp. and the affiliated entities of Welsh Carson beneficially owned approximately 9.5% and 51.2%, respectively, of our outstanding common stock. Under a stockholders agreement, the size of our board of directors is set at nine. Limited Commerce Corp. has the right to designate up to two of the nominees for election to our board of directors as long as it owns more than 9% of our common stock and one of the nominees as long as it owns between 5% and 9% of our common stock. Welsh Carson has the right to designate up to three of the nominees for election to our board of directors as long as it owns more than 20% of our common stock. Upon the completion of this offering, assuming all the shares Limited Commerce Corp. is offering are sold, Limited Commerce Corp. will no longer own any of our common stock and will no longer have the right to designate any nominees for election to our board of directors. If the underwriters exercise their over-allotment option in full, Welsh Carson will beneficially own approximately 49.8% of our common stock. After the offering, Welsh Carson will continue to have the right to designate three of the nominees for election to our board of directors. As a result of board designation powers, Welsh Carson is able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of common stock will be able to affect the way we are managed or the direction of our business. Welsh Carson may have interests that conflict with our interests or those of other stockholders. Welsh Carson's continued concentrated ownership will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares unless Welsh Carson approves the acquisition.

Delaware law and our charter documents could prevent a change of control that might be beneficial to you.

        Delaware law, as well as provisions of our certificate of incorporation and bylaws, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to you. These provisions include:

  •
  a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;

  •
  our board's authority to issue shares of preferred stock without further stockholder approval; and

  •
  provisions of Delaware law that restrict many business combinations and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

        These provisions of our certificate of incorporation, bylaws and Delaware law could discourage tender offers or other transactions that might otherwise result in our stockholders receiving a premium over the market price for our common stock.

Risks Related to this Offering

If the price of our common stock fluctuates significantly, your investment could lose value.

        Prior to June 2001, there was no public market for our common stock. Although our common stock is listed on the New York Stock Exchange, we cannot assure you that our common stock will trade in the public market subsequent to this offering at or above the offering price. The stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

  •
  our quarterly operating results;

  •
  changes in our earnings estimates;

  •
  additions or departures of key personnel;

  •
  changes in the business, earnings estimates or market perceptions of our competitors;

  •
  changes in general market or economic conditions; and

  •
  announcements of legislative or regulatory change.

        The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

        As of September 30, 2003, we had an aggregate of 105,452,453 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 16,253,000 shares of our common stock for issuance under our stock option and restricted stock plans, employee stock purchase plan and our new 2003 long term incentive plan, of which 7,683,909 shares are issuable upon vesting of restricted stock awards and upon exercise of options granted as of September 30, 2003, including options to purchase approximately 3,569,497 shares exercisable as of September 30, 2003 or that will become exercisable within 60 days after September 30, 2003. We have reserved 1,500,000 shares of our common stock for issuance under our 401(k) and Retirement Savings Plan. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the percentage ownership held by our stockholders. Further, sales of a substantial number of shares of common stock by our largest stockholder, Welsh Carson, or the perception that such sales could occur, could also adversely affect prevailing market prices of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward looking statements are reasonable, these forward looking statements are subject to risks, uncertainties and assumptions, including those discussed in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward looking statements contained in this prospectus or in the documents incorporated herein by reference reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward looking statements, whether as a result of new information, future results or otherwise.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.

PRICE RANGE OF COMMON STOCK

        In June 2001, we completed the initial public offering of our common stock at a price of $12.00 per share. Our common stock is listed on the New York Stock Exchange and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share closing sales prices as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2001
Second quarter (June 8 to June 30)	$15.11	$12.86
Third quarter	16.75	11.35
Fourth quarter	19.15	14.33
Fiscal Year Ended December 31, 2002
First quarter	25.14	17.51
Second quarter	25.95	20.45
Third quarter	25.15	14.08
Fourth quarter	21.00	13.85
Fiscal Year Ending December 31, 2003
First quarter	19.02	14.79
Second quarter	25.66	16.15
Third quarter	29.60	23.46
Fourth quarter (October 1 to October 14)	28.89	27.40

        As of October 14, 2003, the closing price of our common stock was $28.89, there were 79,593,969 shares of our common stock outstanding, and there were approximately 78 holders of record of our common stock.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit facilities, we cannot declare or pay dividends or return capital to our common stockholders, and we are restricted in the amount of any other distribution, payment or delivery of property or cash to our common stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

        Prior to December 31, 1998, our fiscal year was based on a 52/53 week fiscal year ending on the Saturday closest to January 31. We have since changed our fiscal year end to December 31. Fiscal 1998 represents the eleven month period ended December 31, 1998. The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus and the financial statements and related notes that are incorporated by reference in this prospectus. The fiscal year financial information included in the table below is derived from audited financial statements. The selected consolidated financial information for the six months ended June 30, 2002 and 2003 has been derived from our unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of adjustments of a normal and recurring nature, necessary for a fair presentation. Results for the six months ended June 30, 2003 are not necessarily indicative of results for the full year.

						For the six months ended June 30,
	Eleven months ended December 31, 1998	Year ended December 31,
		1999	2000	2001	2002	2002	2003
	(amounts in thousands, except per share data)
Income statement data
Total revenue	$410,913	$583,082	$678,195	$777,351	$871,451	$415,880	$487,756
Cost of operations	335,804	466,856	547,985	603,493	668,231	325,476	366,946
General and administrative	17,589	35,971	32,201	45,431	56,097	24,898	27,890
Depreciation and other amortization	8,270	16,183	26,265	30,698	41,768	19,166	26,295
Amortization of purchased intangibles	43,766	61,617	49,879	43,506	24,707	13,395	9,462

Total operating expenses	405,429	580,627	656,330	723,128	790,803	382,935	430,593

Operating income	5,484	2,455	21,865	54,223	80,648	32,945	57,163
Other expenses	—	—	2,477	6,025	834	834	4,275
Fair value loss on interest rate derivative	—	—	—	15,131	12,017	5,260	1,945
Interest expense	27,884	42,785	38,870	30,097	21,215	11,294	11,663

Income (loss) from continuing operations before income taxes	(22,400)	(40,330)	(19,482)	2,970	46,582	15,557	39,280
Income tax expense (benefit)	(4,708)	(6,538)	1,841	11,202	20,379	7,706	15,019

Income (loss) from continuing operations	(17,692)	(33,792)	(21,323)	(8,232)	26,203	7,851	24,261
Income (loss) from discontinued operations, net of taxes	(300)	7,688	—	—	—	—	—
Loss on disposal of discontinued operations, net of taxes	—	(3,737)	—	—	—	—	—

Net income (loss)	$(17,992)	$(29,841)	$(21,323)	$(8,232)	$26,203	$7,851	$24,261

Net income (loss) per share — basic	$(0.43)	$(0.70)	$(0.60)	$(0.18)	$0.35	$0.11	$0.32
Net income (loss) per share — diluted	$(0.43)	$(0.70)	$(0.60)	$(0.18)	$0.34	$0.10	$0.31
Weighted average shares used in computing per share amounts — basic	41,729	47,498	47,538	64,555	74,422	74,040	76,467
Weighted average shares used in computing per share amounts — diluted	41,729	47,498	47,538	64,555	76,696	76,690	78,465

						For the six months ended June 30,
	Eleven Months Ended December 31, 1998	Year ended December 31,
		1999	2000	2001	2002	2002	2003
	(amounts in thousands, except per share data)
EBITDA and Operating EBITDA(1)
EBITDA	$57,520	$80,255	$98,009	$128,427	$147,123	$65,506	$92,920
Operating EBITDA	$66,411	$107,932	$120,497	$169,467	$161,675	$74,735	$104,307
Other financial data
Cash flows from operating activities before change in merchant settlement activity	$8,574	$241,158	$70,035	$113,015	$197,149	$43,188	$51,185
Merchant settlement activity	737	10,480	17,148	55,240	(69,387)	(55,386)	49,164

Cash flows from operating activities	$9,311	$251,638	$87,183	$168,255	$127,762	$(12,198)	$100,349
Cash flows from investing activities	$(145,386)	$(309,451)	$(24,457)	$(190,982)	$(192,603)	$(23,975)	$(30,235)
Cash flows from financing activities	$163,282	$74,929	$1,144	$32,497	$(15,999)	$(6,219)	$18,875
Segment operating data
Statements generated	117,672	132,817	127,217	131,253	138,669	66,659	79,843
Transactions processed/core transactions processed in 2002 and 2003(2)	1,073,040	1,839,857	2,519,535	2,754,105	1,660,374	786,552	957,981
Credit sales	$2,866,062	$3,132,520	$3,685,069	$4,050,554	$4,924,952	$2,137,604	$2,452,640
Average securitized portfolio	$1,905,927	$2,004,827	$2,073,574	$2,197,935	$2,408,444	$2,356,521	$2,584,187
AIR MILES reward miles issued	611,824	1,594,594	1,927,016	2,153,550	2,348,133	1,097,508	1,188,008
AIR MILES reward miles redeemed	158,281	529,327	781,823	984,926	1,259,951	607,050	668,780

	As of December 31,
						As of June 30, 2003
	1998	1999	2000	2001	2002
	(amounts in thousands)
Balance sheet data
Cash and cash equivalents	$47,036	$56,546	$116,941	$117,535	$30,439	$134,976
Seller's interest and credit card receivables, net	139,458	150,804	137,865	128,793	147,899	180,436
Redemption settlement assets, restricted	70,178	133,650	152,007	150,330	166,293	201,656
Intangibles, net	105,397	101,846	72,953	76,886	76,774	94,673
Goodwill, net	257,400	391,763	371,596	415,111	438,608	438,355
Total assets	1,091,008	1,301,263	1,421,179	1,477,218	1,453,418	1,664,311
Deferred revenue — service and redemption	158,192	249,341	290,186	329,549	360,064	406,814
Certificates of deposit and other receivables funding debt	49,500	116,900	139,400	120,800	96,200	65,900
Credit facilities, subordinated debt and other	332,000	318,236	296,660	189,625	196,711	185,140
Total liabilities	796,203	921,791	1,058,788	971,490	910,680	1,015,013
Series A preferred stock	—	119,400	119,400	—	—	—
Total stockholders' equity	294,805	260,072	242,991	505,728	542,738	649,298

(1)
See "Use of Non-GAAP Financial Measures" set forth herein for a discussion of our use of EBITDA and Operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)
Core transactions processed in 2002 and 2003 reflect our pruning of non-core, low margin accounts in 2002, and accordingly only include transactions processed for continuing customers. If we were to eliminate transactions processed for those same accounts in 2001, core transactions processed in 2001 would have been 1,479,654.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        We are a leading provider of transaction services, credit services and marketing services in North America. We focus on facilitating and managing electronic transactions between our clients and their customers. We operate in three business segments: Transaction Services, Credit Services and Marketing Services.

        Transaction Services.    Transaction Services is our largest segment accounting for approximately one half of our company. The Transaction Services segment primarily generates revenue based on the number of transactions processed, statements generated and customer calls handled. Statements generated and transactions processed are the two primary drivers of revenue for this segment.

  •
  Statements Generated: This driver represents the number of statements generated for our private label and utility clients. The number of statements generated in any given period is a fairly reliable indicator of the number of active accountholders during that period. In addition to receiving payment for each statement generated, we also are paid for other services such as remittance processing and customer care. Payments for statements generated represent approximately three quarters of this segment's revenue.

  •
  Transactions Processed: This driver represents the number of electronic payments processed in merchant services, including credit card, debit card, prepaid card, electronic benefits and fleet and check transactions, and represents approximately one quarter of this segment's revenue. We are typically paid by our clients for each transaction processed.

        Credit Services.    Credit Services accounts for approximately one quarter of our company. The Credit Services segment primarily generates revenue from servicing fees from our securitization trusts, merchant discount fees, and net finance charges. Private label credit sales and average securitized portfolio are the two primary drivers of revenue for this segment.

  •
  Private Label Credit Sales: This driver represents the dollar value of private label card sales that occur at our clients' point of sale terminals or through catalogs or web sites. We are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our private label program. Private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our credit card bank.

  •
  Average Securitized Portfolio: This represents the average balance of outstanding receivables from our cardholders that have been securitized. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that drive the outstanding balances such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors. Generally we securitize our receivables, which results in a sale for accounting purposes and effectively removes them from our balance sheet to one of our securitization trusts.

        Marketing Services.    Marketing Services accounts for approximately one quarter of our company. Marketing services is represented primarily by our AIR MILES Reward Program, which we believe to be the largest loyalty program in Canada. We primarily collect fees from our clients based on the number of AIR MILES reward miles issued and in limited circumstances the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of revenue for this segment, and as a result they are both indicators of the success of the program. These two drivers are also important in the revenue recognition process.

  •
  AIR MILES Reward Miles Issued: The number of AIR MILES reward miles issued depends upon the buying activity of the collectors at our participating sponsors. The fees collected from sponsors for the issuance of AIR MILES reward miles represents future revenue and earnings for us.

  •
  AIR MILES Reward Miles Redeemed: A majority of the revenue we recognize in this segment is derived from the redemptions of AIR MILES reward miles by collectors. Redemptions also show that collectors are attaining the rewards that are offered through our programs.

Recent Developments

        On October 15, 2003, we announced our third quarter 2003 results. Total third quarter revenue increased 16.9% to $255.7 million compared to $218.7 million for the third quarter of 2002. Net income increased 138.5% to $18.6 million for the third quarter of 2003, or $0.23 per diluted share, compared to $7.8 million, or $0.10 per diluted share, for the third quarter of 2002. EBITDA for the third quarter of 2003 increased 30.2% to $51.5 million compared to $39.5 million for the third quarter of 2002. Transaction Services revenue increased 13.6% in the third quarter of 2003 to $152.2 million. Credit Services revenue increased 26.3% in the third quarter of 2003 to $107.0 million. Marketing Services revenue increased 10.7% in the third quarter of 2003 to $68.1 million. See "Use of Non-GAAP Financial Measures" set forth herein for a discussion of our use of EBITDA and Operating EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

Discussion of Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting policies that are described in the Notes to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates that are deemed critical to the determination of operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

        Securitization of credit card receivables.    We utilize a securitization program to finance substantially all of the credit card receivables that we underwrite. Our securitization trusts allow us to sell credit card receivables to the trusts on a daily basis. We use our off-balance sheet securitization program to lower our cost of funds and more efficiently use capital. In a securitization transaction, we sell credit card receivables originated by our Credit Services segment to a trust and retain servicing rights to those receivables, an equity interest in the trust, and an interest in the receivables. The securitization trusts are deemed to be qualifying special purpose entities under accounting principles generally accepted in the United States (GAAP) and are appropriately not included in our Consolidated Financial Statements. Our interest in the trusts is represented on our consolidated balance sheet as seller's interest (our interest in the receivables) and due from securitizations (our retained interests and credit enhancement components).

        In turn, the trusts issue bonds in the capital markets and notes in private transactions. The proceeds from the debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs. The excess spread is remitted to us as finance charges, net.

        Our retained interest, often referred to as an interest only strip, is recorded at fair value. Our interest only strip has historically been valued between 1.75% and 2.25% of average securitized receivables. The fair value of our interest only strip represents the present value of the anticipated cash flows we have retained over the estimated outstanding period of the receivables. This anticipated excess cash flow consists of the excess of finance charges and past-due fees net of the sum of the return paid to bond holders, estimated contractual servicing fees and credit losses. Because there is not a highly liquid market for these assets, we estimated the fair value of the interest only strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the interest only strip. The estimated market assumptions are applied based upon the underlying loan portfolio grouped by loan types, terms, credit quality, interest rates and geographic location, which are the predominant characteristics that affect payment and default rates.

        Changes in the fair value of the interest only strip are reflected in financial statements as additional gains related to new receivables originated and securitized or other comprehensive income related to mark to market changes. In recording and accounting for interest only strips, we made assumptions about rates of payments and defaults that we believe reasonably reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest only strip could be impaired and the decline in the fair value recorded in earnings. Further sensitivity information is provided in the Notes to the Consolidated Financial Statements.

        AIR MILES Reward Program.    Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components based on the relative fair value of the related element:

  •
  Redemption element. The redemption element is the larger of the two components. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or, for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile. The total amount of deferred revenue related to the redemption element is shown on the balance sheet as "Deferred Revenue—Redemption."

  •
  Service element. For this component, which consists of marketing and administrative services provided to sponsors, we recognize revenue pro rata over the estimated life of an AIR MILES reward mile. The total amount of deferred revenue related to the service element is shown on the balance sheet as "Deferred Revenue—Service."

        Under certain of our contracts, a portion of the proceeds is paid to us at the issuance of AIR MILES reward miles and a portion is paid at the time of redemption. Under such contracts the proceeds received at issuance are initially deferred as service revenue and the revenue and earnings are recognized pro rata over the estimated life of an AIR MILES reward mile.

        The amount of revenue ultimately recognized is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR

MILES reward mile. The estimated life is actively monitored by management and subject to external influences that may cause actual performance to differ from estimates. The estimated life of an AIR MILES reward mile is 42 months.

        We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES promotional activity in the marketplace and the extent of competing loyalty programs. These influences will primarily affect the average life of an AIR MILES reward mile. The shortening of the life of an AIR MILES reward mile will accelerate the recognition of revenue and may affect the breakage rate. As of June 30, 2003, we had $406.8 million in deferred revenue that will be recognized in the future.

Inter Segment Sales

        Our Transaction Services segment performs card processing and servicing activities related to our Credit Services segment. For this, our Transaction Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on current market rates for similar services. This fee represents an operating cost to the Credit Services segment and a corresponding revenue for our Transaction Services segment. Inter segment sales are eliminated upon consolidation. Revenues earned by our Transaction Services segment from servicing our Credit Services segment, and consequently paid by our Credit Services segment to our Transaction Services segment, are set forth opposite "Other and eliminations" in the tables presented in the annual comparisons below.

Use of Non-GAAP Financial Measures

        EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus income tax expense, interest expense, fair value loss on interest rate derivative, other debt-related expenses, depreciation and other amortization. Operating EBITDA is a non-GAAP financial measure equal to EBITDA plus the change in deferred revenue less the change in redemption settlement assets. We have presented EBITDA and operating EBITDA because we use them to monitor compliance with the financial covenants in our credit agreements, such as debt-to-operating EBITDA and operating EBITDA to interest expense ratios. We also use EBITDA and operating EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Therefore, we believe that EBITDA and operating EBITDA provide useful information to our investors regarding our performance and overall results of operations. EBITDA and operating EBITDA are not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity. In addition, EBITDA and operating EBITDA are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The EBITDA and operating EBITDA measures presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements. The following sets forth a reconciliation of net income to EBITDA and operating EBITDA:

						For the six months ended June 30,		For the three months ended September 30,
	Eleven Months Ended December 31, 1998	Year ended December 31,
		1999	2000	2001	2002	2002	2003	2002	2003
	(amounts in thousands)
Net income (loss)	$(17,992)	$(29,841)	$(21,323)	$(8,232)	$26,203	$7,851	$24,261	$7,772	$18,615
Income tax expense	(4,708)	(6,538)	1,841	11,202	20,379	7,706	15,019	5,022	11,590
Interest expense	27,884	42,785	38,870	30,097	21,215	11,294	11,663	4,969	2,678
Fair value loss on interest rate derivative	—	—	—	15,131	12,017	5,260	1,945	5,155	462
Other expenses	—	—	2,477	6,025	834	834	4,275	—	—
Depreciation and other amortization	8,270	16,183	26,265	30,698	41,768	19,166	26,295	11,107	13,382
Amortization of purchased intangibles	43,766	61,617	49,879	43,506	24,707	13,395	9,462	5,520	4,760
Income (loss) from discontinued operations, net of taxes	(300)	7,688	—	—	—	—	—	—	—
Loss on disposal of discontinued operation, net of taxes	—	(3,737)	—	—	—	—	—	—	—

EBITDA	57,520	80,255	98,009	128,427	147,123	65,506	92,920	39,545	51,487
Plus change in deferred revenue	20,729	91,149	40,845	39,363	30,515	21,310	46,750	(1,024)	10,667
Less change in redemption settlement assets	(11,838)	(63,472)	(18,357)	1,677	(15,963)	(12,081)	(35,363)	5,481	(6,110)

Operating EBITDA	$66,411	$107,932	$120,497	$169,467	$161,675	$74,735	$104,307	$44,002	$56,044

Results of Operations

Six months ended June 30, 2002 compared to the six months ended June 30, 2003

	Six months ended June 30,
	Revenue		EBITDA		Depreciation & amortization		Operating income
	2002	2003	2002	2003	2002	2003	2002	2003
	(amounts in thousands)
Transaction Services	$262,128	$294,474	$35,667	$42,702	$21,811	$24,483	$13,856	$18,219
Credit Services	159,358	207,142	13,299	31,789	3,177	2,516	10,122	29,273
Marketing Services	112,724	127,105	16,540	18,429	7,573	8,758	8,967	9,671
Other/Eliminations	(118,330)	(140,965)	—	—	—	—	—	—

Total	$415,880	$487,756	$65,506	$92,920	$32,561	$35,757	$32,945	$57,163

        Revenue.    Total revenue increased $71.9 million, or 17.3%, to $487.8 million for the six months ended June 30, 2003 from $415.9 million for the comparable period in 2002. The increase was due to a 12.3% increase in Transaction Services revenue, a 30.0% increase in Credit Services revenue and a 12.8% increase in Marketing Services revenue as follows:

  •
  Transaction Services.    Transaction Services revenue increased $32.3 million, or 12.3%, primarily due to an increase in the volume of statements and in the revenue per statement generated, partially offset by a decrease in merchant services revenue as a result of the pruning of non-core accounts. During the six months ended June 30, 2003, statements increased 19.8%, led by the addition of Pottery Barn, Restoration Hardware, Crate & Barrel and Ann Taylor private label accounts during 2002, Centrica and American Electric Power utility services accounts during the first quarter of 2003 and Enlogix utility services accounts during 2002.

  •
  Credit Services.    Credit Services revenue increased $47.8 million, or 30.0%, primarily due to a 44.0% increase in finance charges, net. Finance charges, net increased $43.1 million primarily as a result of a 9.7% increase in average core accounts receivable and an approximate 250 basis point increase in the net yield. The increase in the yield is primarily related to an increase in finance charges and late fees as well as a significant reduction in cost of funds as a result of refinancing of our public securitization bonds.

  •
  Marketing Services.    Marketing Services revenue increased $14.4 million, or 12.8%, primarily due to an increase in redemption revenue related to a 10.2% increase in the redemption of AIR MILES reward miles and an increase in the accretion of deferred services revenue. Our deferred revenue balance increased 13.0% to $406.8 million at June 30, 2003 from $360.1 million at December 31, 2002 due to continued growth in the program, including an 8.2% increase in AIR MILES reward miles issued during the six months ended June 30, 2003 over the comparable period in 2002.

        Operating Expenses.    Total operating expenses, excluding depreciation and amortization, increased $44.4 million, or 12.7%, to $394.8 million during the six months ended June 30, 2003 from $350.4 million for the comparable period in 2002. Total EBITDA margin increased to 19.1% for the six months ended June 30, 2003 from 15.8% for the comparable period in 2002, primarily due to increased margins for Transaction Services and Credit Services, partially offset by a decrease in the margin for Marketing Services.

  •
  Transaction Services.    Transaction Services operating expenses, excluding depreciation and amortization, increased $25.3 million, or 11.2%, to $251.8 million for the six months ended June 30, 2003 from $226.5 million for the comparable period in 2002, and EBITDA margin increased to 14.5% for the six months ended June 30, 2003 from 13.6% for the comparable period in 2002. The EBITDA margin improved primarily due to the increasing scale now benefiting our utility services and issuer services as a result of client wins in 2002.

  •
  Credit Services.    Credit Services operating expenses, excluding depreciation and amortization, increased $29.3 million, or 20.1%, to $175.4 million for the six months ended June 30, 2003 from $146.1 million for the comparable period in 2002, and EBITDA margin increased to 15.3% for the six months ended June 30, 2003 from 8.3% for the comparable period in 2002. The increased margin is the result of favorable revenue trends from an increase in the average outstanding core accounts receivable, increased yield and lower financing costs.

  •
  Marketing Services.    Marketing Services operating expenses, excluding depreciation and amortization, increased $12.5 million, or 13.0%, to $108.7 million for the six months ended June 30, 2003 from $96.2 million for the comparable period in 2002, and EBITDA margin decreased to 14.5% for the six months ended June 30, 2003 from 14.7% for the comparable period in 2002. The EBITDA margin in the six months ended June 30, 2003 was negatively impacted by the sharp appreciation in the Canadian dollar. We are exposed to fluctuations in the exchange rate between the U.S. and Canadian dollar through our significant Canadian operations. Specifically, revenue is generated at the time AIR MILES reward miles are issued, but is deferred and recorded on the balance sheet at historical exchange rates. Revenue is then recognized over a period of time at this historical exchange rate. Operating costs however, are expensed in the period incurred at the then prevailing exchange rate. EBITDA was negatively impacted as revenue at lower historical exchange rates was matched against expenses at higher current exchange rates. We do not currently hedge our foreign risk relative to the Canadian dollar.

        Depreciation and Amortization.    Depreciation and amortization increased $3.2 million, or 9.8%, to $35.8 million for the six months ended June 30, 2003 from $32.6 million for the comparable period in 2002 due primarily to an increase in depreciation and other amortization of $7.1 million related to increased capital expenditures, partially offset by a $3.9 million decrease in the amortization of purchased intangibles relating to certain intangibles becoming fully amortized in 2002.

        Operating Income.    Operating income increased $24.3 million, or 73.9%, to $57.2 million for the six months ended June 30, 2003 from $32.9 million for the comparable period in 2002. Operating income increased due to the changes in revenues and expenses described above.

        Interest Expense.    Interest expense increased $0.4 million, or 3.5%, to $11.7 million for the six months ended June 30, 2003 from $11.3 million for the comparable period in 2002 due to a loss on the termination of a cross currency interest rate swap in conjunction with the refinancing of the old credit facilities and repayment of the associated term debt. The associated costs of terminating the swap were recognized in the six months ended June 30, 2003. The costs of the swap were partially offset by lower interest rates as a result of the new credit facilities and repayment of a subordinated note.

        Other Debt-Related Expenses.    During the six months ended June 30, 2003, the Company wrote off $4.3 million of debt issuance costs related to the refinancing of our old credit facilities and repayment of a subordinated note. During the six months ended June 30, 2002, we wrote off $0.8 million of debt issuance costs related to the repayment of a subordinated note.

        Taxes.    Income tax expense increased $7.3 million to $15.0 million for the six months ended June 30, 2003 from $7.7 million in 2002 due to an increase in taxable income. Our effective tax rate of 38.2% for the six months ended June 30, 2003 improved from the 49.5% effective rate for the comparable period in 2002 due to lower tax rates in Canada and the reduced impact of non-deductible permanent items in 2003.

        Transactions with Limited Brands.    Revenue from Limited Brands and its affiliates, which includes merchant and database marketing fees, increased $2.5 million to $22.5 million for the six months ended June 30, 2003 from $20.0 million for the comparable period in 2002. We generate a significant amount of additional revenue from our cardholders who are customers of Limited Brands and its affiliates.

Year ended December 31, 2001 compared to the year ended December 31, 2002

	Year ended December 31, 2001
	Revenue	EBITDA	Depreciation & amortization	Operating income
	(amounts in thousands)
Transaction Services	$503,178	$70,067	$44,716	$25,351
Credit Services	289,420	29,159	3,470	25,689
Marketing Services	201,651	29,201	26,018	3,183
Other and eliminations	(216,898)	—	—	—

Total	$777,351	$128,427	$74,204	$54,223

	Year ended December 31, 2002
	Revenue	EBITDA	Depreciation & amortization	Operating income
	(amounts in thousands)
Transaction Services	$538,361	$76,772	$44,627	$32,145
Credit Services	342,132	37,911	6,724	31,187
Marketing Services	236,584	32,440	15,124	17,316
Other and eliminations	(245,626)	—	—	—

Total	$871,451	$147,123	$66,475	$80,648

        Revenue.    Total revenue increased $94.1 million, or 12.1%, to $871.5 million for 2002 from $777.4 million for 2001. The increase was due to a 7.0% increase in Transaction Services revenue, an 18.2% increase in Credit Services revenue and a 17.3% increase in Marketing Services revenue as follows:

  •
  Transaction Services.    Transaction Services revenue increased $35.2 million, or 7.0%, primarily due to increases in the generation of statements and in the revenue per statement generated, partially offset by a decrease in transactions processed. The increase in statements generated includes a change in the mix of statements generated. During 2002, utility services statements increased 130.8%, while serviced-only private label statements declined 72.8%. The increase in the number of statements generated by utility services was led by a full year of statements for Georgia Natural Gas and Puget Sound Energy. The decline in serviced-only private label is associated with the deconversion of Charming Shoppes, which led to a decrease in statements generated in the first half of the year. Full service private label statements generated increased 7.5%, primarily due to the addition of Pottery Barn, Restoration Hardware, Crate & Barrel, and Ann Taylor during 2002. In addition, the increase in utility services and full service private label statements led to an increase in revenue per statement of 12.0%. The decrease in transactions processed was the result of pruning of non-core accounts, which led to a decrease in merchant services revenue in the third and fourth quarters of 2002.

  •
  Credit Services.    Credit Services revenue increased $52.7 million, or 18.2%, due to increases in merchant discount fees, servicing fees and finance charges, net. Servicing fee income increased by $5.3 million, or 12.9%, during 2002 due to an increase in the average outstanding balance of the securitized credit card receivables. Finance charges, net, increased $35.2 million, or 20.9%, during 2002 as a result of a 9.6% higher average outstanding securitized portfolio. The net yield on our retail portfolio for 2002 was approximately 80 basis points higher than in 2001. The increase in the net yield is largely related to lower net charge-offs in 2002, in addition to lower financing costs. The increase in merchant discount fees is related to the 21.6% increase in private label credit sales.

  •
  Marketing Services.    Marketing Services revenue increased $34.9 million, or 17.3%, primarily due to an increase in redemption revenue related to a 27.9% increase in the redemption of AIR MILES reward miles. Additionally, services revenue increased 10.8% as a result of a 9.0% increase in the number of AIR MILES reward miles issued and the corresponding recognition of deferred revenue balances. As a result of the increased issuance activity, our deferred revenue balance increased 9.3% to $360.1 million at December 31, 2002 from $329.5 million at December 31, 2001.

        Operating Expenses.    Total operating expenses, excluding depreciation and amortization, increased $75.4 million, or 11.6%, to $724.3 million for 2002 from $648.9 million for 2001. Total EBITDA margin increased to 16.9% for 2002 from 16.5% for 2001. The increase in EBITDA margin is due to increases in Transaction Services and Credit Services margins, partially offset by a decrease in Marketing Services margins.

  •
  Transaction Services.    Transaction Services operating expenses, excluding depreciation and amortization, increased $28.5 million, or 6.6%, to $461.6 million for 2002 from $433.1 million for 2001, and EBITDA margin increased to 14.3% for 2002 from 13.9% for 2001. The increase in EBITDA margin was primarily driven by the increased statement volumes in utilities services in addition to operational efficiencies in merchant services as a result of our pruning of non-core accounts and reduction of related expenses.

  •
  Credit Services.    Credit Services operating expenses, excluding depreciation and amortization, increased $43.9 million, or 16.9%, to $304.2 million for 2002 from $260.3 million for 2001, and EBITDA margin increased to 11.1% for 2002 from 10.1% for 2001. The increase in EBITDA margin is the result of lower net charge-offs and financing costs; excluding these factors, the increase in operating expenses is consistent with the increase in revenues.

  •
  Marketing Services.    Marketing Services operating expenses, excluding depreciation and amortization, increased $31.7 million, or 18.4%, to $204.1 million for 2002 from $172.4 million for 2001, and EBITDA margin decreased to 13.7% for 2002 from 14.5% for 2001. The decrease in EBITDA margin is primarily the result of an increase in marketing expense related to a brand refreshing campaign for the AIR MILES Reward Program in the fourth quarter of 2002.

  •
  Depreciation and Amortization.    Depreciation and amortization decreased $7.7 million, or 10.4%, to $66.5 million for 2002 from $74.2 million for 2001. The decrease is primarily due to a decrease in amortization of purchased intangibles of $18.8 million related to the non-amortization of goodwill in 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. The decrease was partially offset by an increase in depreciation and amortization from increased capital expenditures.

        Operating Income.    Operating income increased $26.4 million, or 48.7%, to $80.6 million for 2002 from $54.2 million for 2001. Operating income increased primarily from revenue gains with modest increase of EBITDA margins and a decrease in depreciation and amortization.

        Interest Expense.    Interest expense decreased $8.9 million, or 29.6%, to $21.2 million for 2002 from $30.1 million for 2001 due in part to the repayment of $50.0 million of subordinated debt to Welsh Carson and Limited Brands in 2002. Additionally, we had lower average debt outstanding and experienced lower interest rates.

        Fair Value Loss on Derivatives.    During 2002, we incurred a $12.0 million fair value loss on an interest rate swap compared to a $15.1 million loss in 2001. Part of the fair value loss was associated with cash payments we made to counterparties of $9.4 million and $5.3 million in 2002 and 2001, respectively. In accordance with SFAS No. 133, fair value changes in derivative instruments that do not meet the accounting criteria for hedge treatment are recorded as part of earnings. The related derivative is a $200.0 million notional amount interest rate swap that swaps a LIBOR based variable interest rate for a fixed interest rate.

        Taxes.    Income tax expense increased $9.1 million to $20.7 million in 2002 from $11.6 million in 2001 due to an increase in taxable income. The effective rate decreased to 43.6% in 2002 from 290.7% in 2001.

        Transactions with Limited Brands.    Revenue from Limited Brands and its affiliates, which includes merchant and database marketing fees, increased $0.9 million to $44.4 million for 2002 from $43.5 million for 2001. Excluding the effect of the sale of Lane Bryant by Limited Brands in 2001, the increase would have been $4.1 million. We generate a significant amount of additional revenue from our cardholders who are customers of Limited Brands and its affiliates.

Year ended December 31, 2000 compared to the year ended December 31, 2001

	Year ended December 31, 2000
	Revenue	EBITDA	Depreciation & amortization	Operating income
	(amounts in thousands)
Transaction Services	$439,376	$54,764	$41,747	$13,017
Credit Services	268,183	25,318	1,259	24,059
Marketing Services	178,214	17,927	33,138	(15,211)
Other and eliminations	(207,578)	—	—	—

Total	$678,195	$98,009	$76,144	$21,865

	Year ended December 31, 2001
	Revenue	EBITDA	Depreciation & amortization	Operating income
	(amounts in thousands)
Transaction Services	$503,178	$70,067	$44,716	$25,351
Credit Services	289,420	29,159	3,470	25,689
Marketing Services	201,651	29,201	26,018	3,183
Other and eliminations	(216,898)	—	—	—

Total	$777,351	$128,427	$74,204	$54,223

        Revenue.    Total revenue increased $99.2 million, or 14.6%, to $777.4 million for 2001 from $678.2 million for 2000. The increase was due to a 14.5% increase in Transaction Services revenue, a 7.9% increase in Credit Services revenue and a 13.2% increase in Marketing Services revenue as follows:

  •
  Transaction Services.    Transaction Services revenue increased $63.8 million, or 14.5%, primarily due to an increase in the number of transactions processed and an increase in account processing in the utilities sector. Revenue related to transactions processed increased approximately $10.5 million as a result of a 9.3% increase in the number of transactions processed, partially offset by a decrease in the average price per transaction. A significant portion of the increase in transactions processed occurred among the large volume clients in the petroleum industry with a lower price per transaction. Fees related to account processing and servicing increased $46.2 million during 2001 primarily from the increase in the number of utility services related statements. The increase in utility services related statements has resulted in increased revenue per statement, as we provide more services for utility services related statements. The increase in the number of utility services related statements is a result of three new long-term contracts signed in 2001. Additionally, inter segment sales increased $9.3 million during 2001 as a result of increased account processing and servicing for our Credit Services segment due to an increase in the number of private label cardholders.

  •
  Credit Services.    Credit Services revenue increased $21.2 million, or 7.9%, due to increases in merchant discount fees, servicing fees and finance charges, net. Servicing fee income increased by $4.0 million, or 10.7%, during 2001 due to an increase in the average outstanding balance of the securitized credit card receivables. Finance charges, net, increased $12.4 million, or 8.0%, during 2001 as a result of a 6.0% higher average outstanding securitized portfolio. The net yield on our retail portfolio for 2001, including the cash payment to counterparties of $5.3 million, was approximately 40 basis points less than in 2000. The decrease in the net yield is largely related to higher net charge-off rates in 2001, partially offset by lower cost of funds in the second half of the year.

  •
  Marketing Services.    Marketing Services revenue increased $23.4 million, or 13.2%, primarily due to an increase in reward revenue related to a 26.0% increase in the redemption of AIR MILES reward miles. Additionally, services revenue increased 12.2% as a result of an 11.8% increase in the number of AIR MILES reward miles issued and the corresponding recognition of deferred revenue balances. As a result of the increased issuance activity, our deferred revenue balance increased 13.6% to $329.5 million at December 31, 2001 from $290.2 million at December 31, 2000.

        Operating Expenses.    Total operating expenses, excluding depreciation and amortization, increased $68.7 million, or 11.8%, to $648.9 million for 2001 from $580.2 million for 2000. Total EBITDA margin increased to 16.5% for 2001 from 14.5% for 2000. The increase in EBITDA margin is due to increases in Transaction Services, Credit Services and Marketing Services margins.

  •
  Transaction Services.    Transaction Services operating expenses, excluding depreciation and amortization, increased $48.5 million, or 12.6%, to $433.1 million for 2001 from $384.6 million for 2000, and EBITDA margin increased to 13.9% for 2001 from 12.5% for 2000. The increase in EBITDA margin is the result of operational efficiencies achieved in our merchant services business and increased statement volumes and revenue per statement in the utility services sector.

  •
  Credit Services.    Credit Services operating expenses, excluding depreciation and amortization, increased $17.4 million, or 7.2%, to $260.3 million for 2001 from $242.9 million for 2000, and

    EBITDA margin increased to 10.1% for 2001 from 9.4% for 2000. The increase in EBITDA margin is the result of lower cost of funds offset by an increase in net charge-offs.

  •
  Marketing Services.    Marketing Services operating expenses, excluding depreciation and amortization, increased $12.1 million, or 7.6%, to $172.4 million for 2001 from $160.3 million for 2000, and EBITDA margin increased to 14.5% for 2001 from 10.1% for 2000. The increase in the margin is attributable to increased revenue and the leveraging of the existing infrastructure.

  •
  Depreciation and Amortization.    Depreciation and amortization decreased $1.9 million, or 2.5%, to $74.2 million for 2001 from $76.1 million for 2000. The decrease is primarily due to a decrease in amortization of purchased intangibles of $6.4 million related to certain purchased intangibles becoming fully amortized during the year, offset in part by new capital expenditures in 2001.

        Operating Income.    Operating income increased $32.3 million, or 147.5%, to $54.2 million for 2001 from $21.9 million for 2000. Operating income increased primarily from revenue gains with modest expansion of EBITDA margins and a decrease in depreciation and amortization.

        Interest Expense.    Interest expense decreased $8.8 million, or 22.6%, to $30.1 million for 2001 from $38.9 million for 2000 due to our use of approximately $90.8 million of proceeds from our initial public offering to repay in full a term loan, which resulted in a decrease in average debt outstanding and lower rates.

        Fair Value Loss on Derivatives.    During 2001, we incurred a $15.1 million fair value loss on an interest rate swap following the adoption of SFAS No. 133 on January 1, 2001. Part of the fair value loss was associated with cash payments we made to counterparties of $5.3 million. In accordance with SFAS No. 133, fair value changes in derivative instruments that do not meet the accounting criteria for hedge treatment are recorded as part of earnings. The related derivative is a $200.0 million notional interest rate swap that swaps a LIBOR based variable interest rate for a LIBOR based fixed interest rate.

        Taxes.    Income tax expense increased $9.8 million to $11.6 million for 2001 from $1.8 million in 2000 due to an increase in taxable income. Our effective rate for 2001 was approximately 290.7% and is most significantly impacted by the non-deductibility of a portion of our amortization of purchased intangibles. During 2001, the Canadian corporate income tax rate was lowered. As a result, we recorded $5.7 million of income tax expense to reduce our net deferred tax assets in Canada.

        Transactions with Limited Brands.    Revenue from Limited Brands and its affiliates, which includes merchant and database marketing fees, decreased $3.2 million to $43.5 million for 2001 from $46.7 million for 2000, partially as a result of the sale of Lane Bryant by Limited Brands. Excluding the effect of the Lane Bryant sale, the decrease would have been $2.2 million. We generate a significant amount of additional revenue from our cardholders who are customers of Limited Brands and its affiliates.

Asset Quality

        Our delinquency and net charge-off rates reflect, among other factors, the credit risk of credit card receivables, the average age of our various credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our credit card portfolio affects the stability of delinquency and loss rates of the portfolio. We continue to focus our resources on refining our credit underwriting standards for new accounts and on collections and post charge-off recovery efforts to minimize net losses. At June 30, 2003, 48.2% of securitized accounts with balances and 41.8% of securitized loans were less than 24 months old.

        Delinquencies.    A credit card account is contractually delinquent if we do not receive the minimum payment by the specified due date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account balance and all related interest and other fees are charged off or paid after 90 days. When an account becomes delinquent, we print a message on the cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If we are unable to make a collection after exhausting all in-house efforts, we engage collection agencies and outside attorneys to continue those efforts.

        The following table presents the delinquency trends of our securitized credit card portfolio:

	December 31, 2000	% of Total	December 31, 2001	% of Total	December 31, 2002	% of Total	June 30, 2003	% of Total
	(dollars in thousands)
Receivables outstanding	$2,319,703	100.0%	$2,451,006	100.0%	$2,775,138	100.0%	$2,563,455	100.0%
Loan balances contractually delinquent:
31 to 60 days	$62,040	2.7%	$59,657	2.4%	$53,893	1.9%	$50,402	2.0%
61 to 90 days	36,095	1.5	34,370	1.4	33,332	1.2	31,346	1.2
91 or more days	64,473	2.8	64,175	2.6	64,295	2.3	56,359	2.2

Total	$162,608	7.0%	$158,202	6.4%	$151,520	5.5%	$138,107	5.4%

        Net Charge-Offs.    Net charge-offs comprise the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude accrued finance charges and fees. The following table presents our net charge-offs for the periods indicated on a securitized basis. Average credit card portfolio outstanding represents the average balance of the securitized receivables at the beginning of each month in the year indicated.

	Year ended December 31,			Six months ended June 30,
	2000	2001	2002	2002	2003
	(dollars in thousands)
Average securitized portfolio	$2,073,574	$2,197,935	$2,408,444	$2,356,521	$2,584,187
Net charge-offs	157,351	184,622	177,603	87,043	93,567
Net charge-offs as a percentage of average securitized portfolio (annualized)	7.6%	8.4%	7.4%	7.4%	7.2%

        We believe, consistent with our statistical models and other credit analyses, that our securitized net charge-off ratio will continue to fluctuate.

        Age of Portfolio.    The following table sets forth, as of June 30, 2003, the number of accounts with balances and the related balances outstanding, based upon the age of the securitized accounts:

Age since origination	Number of accounts	Percentage of accounts	Balances outstanding	Percentage of balances outstanding
	(dollars in thousands)
0-5 Months	1,887	19.8%	$395,916	15.4%
6-11 Months	1,207	12.7	292,026	11.4
12-17 Months	779	8.2	190,504	7.4
18-23 Months	716	7.5	194,378	7.6
24-35 Months	1,081	11.3	302,175	11.8
36+ Months	3,858	40.5	1,188,456	46.4

Total	9,528	100.0%	$2,563,455	100.0%

Liquidity and Capital Resources

        Operating Activities.    We have historically generated cash flows from operations, although that amount may vary based on fluctuations in working capital and the timing of merchant settlement activity. Merchant settlement activity is driven by the number of days of float at the end of the period. For these purposes, "float" means the difference between (1) the number of days we hold cash before remitting the cash to our merchants and (2) the number of days the card associations hold cash before remitting the cash to us. As of December 31, 2002, we had one day of float compared to three days at December 31, 2001. Our operating cash flow is seasonal, with cash utilization peaking at the end of December due to increased activity in our Credit Services segment related to holiday retail sales.

	Year ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
	(dollars in thousands)
Cash provided by operating activities:
Before change in merchant settlement activity	$70,035	$113,015	$197,149	$43,188	$51,185
Net change in merchant settlement activity	17,148	55,240	(69,387)	(55,386)	49,164

Cash (used in) provided by operating activities	$87,183	$168,255	$127,762	$(12,198)	$100,349

        We generated cash flow from operating activities before change in merchant settlement activity of $51.2 million for the six months ended June 30, 2003 compared to $43.2 million for the comparable period in 2002. The increase in operating cash flows before change in merchant settlement activity is related to improved operating results for the six months ended June 30, 2003, offset by a portfolio purchase that has yet to be securitized. Merchant settlement activity fluctuates significantly depending on the day in which the quarter ends. We utilize our cash flow from operations for ongoing business operations, acquisitions and capital expenditures.

        Investing Activities.    We use a significant portion of our cash flows from operations for acquisitions and capital expenditures. We utilized cash flow for investing activities of $30.2 million for the six months ended June 30, 2003 compared to $24.0 million for the comparable period in 2002 and $192.6 million in 2002 and $191.0 million in 2001. Significant components of investing activities are as follows:

  •
  Acquisitions.    We acquired the following businesses in 2002 for a total of $35.9 million, net of cash acquired, compared to acquisitions totaling $89.0 million in 2001:

Business	Month Acquired	Segment	Consideration
Loyalty One, Inc.	January 2002	Transaction Services	Cash for Stock
Enlogix Group	August 2002	Transaction Services	Cash for Stock
Targeted Marketing Services	December 2002	Transaction Services	Cash for Assets

Cash outlays, net of cash received, for acquisitions for the six months ended June 30, 2003 were $33.1 million compared to $26.0 million for the comparable period in 2002. The outlay for acquisitions in 2003 relates to the January 2003 purchase of substantially all of the assets of ExoLink Corporation, a provider of utility back office support services, and the March 2003 purchase of the customer care back office operations of American Electric Power related to the deregulated Texas marketplace.
  •
  Securitizations and Receivables Funding.    We generally fund all private label credit card receivables through a securitization program that provides us with both liquidity and lower borrowing costs. As of June 30, 2003, we had over $2.5 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread accounts and additional receivables. The credit enhancement is funded through the use of certificates of deposit issued through our subsidiary, World Financial Network National Bank. Net securitization activity provided $35.7 million for the six months ended June 30, 2003 and $35.5 million for the comparable period in 2002 and utilized $98.4 million in 2002 compared to $67.1 million in 2001. We intend to utilize our securitization program for the foreseeable future.

        Financing Activities.    Our cash flows used in financing activities were $16.0 million in 2002 compared to cash flows provided by financing activities of $32.5 million in 2001. Net cash provided by financing activities was $18.9 million for the six months ended June 30, 2003 compared to $6.2 million of net cash used for the comparable period in 2002. Our financing activities are primarily related to the following events in the first half of 2003:

  •
  refinancing of our credit facilities in April 2003;

  •
  receipt of net proceeds of $61.9 million from the issuance of equity securities in April 2003;

  •
  repayment of $52.7 million of subordinated debt from a portion of those proceeds; and

  •
  exercise of stock options.

        Liquidity Sources.    In addition to cash generated by operating activities, we have four main sources of liquidity: our securitization program; certificates of deposit issued by World Financial Network National Bank; our credit facilities; and issuances of equity securities. We believe that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements during the next 12 months.

        Securitization Program and Off-Balance Sheet Transactions.    Since January 1996, we have sold, sometimes through WFN Credit Company, LLC and WFN Funding Company II, LLC, substantially all of the credit card receivables owned by our credit card bank, World Financial Network National Bank, to the WFN Trusts as part of our securitization program. This securitization program is the primary vehicle through which we finance our private label credit card receivables. The following table shows expected maturities for borrowing commitments of the WFN Trusts under our securitization program by year:

	2003	2004	2007	Total
	(dollars in thousands)
Public notes	$358,750	$900,000	$600,000	$1,858,750
Private conduits	887,861	—	—	887,861

Total	$1,246,611	$900,000	$600,000	$2,746,611

        As public notes approach maturity, the notes will enter a controlled accumulation period, which typically lasts three months. During the controlled accumulation period, we will either need to arrange an additional private conduit facility or use our own balance sheet to finance the controlled accumulation until such time as we can issue a new public series in the public markets. During November 2002, the WFN Trusts completed a $600.0 million offering of asset backed notes to refinance an existing series of public notes. The new notes issued in November 2002 will mature in November 2007.

        We continue to utilize conduits as a source of funding, including while our public asset backed transactions are being completed. A private conduit facility was put in place to fund the accumulation of the 1996-B notes that matured in June 2003. To replace this conduit, the WFN Trusts completed a $600 million offering of asset backed notes issued in multiple offerings as follows:

  •
  In June 2003, the WFN Trusts issued $100.0 million of Class A-1 Series 2003-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 0.42% per year and which will mature in May 2008 and $40.0 million of Class C-1 Series 2003-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 2.95% per year and which will mature in May 2008.

  •
  In August 2003, the WFN Trusts issued $368.0 million of Class A-2 Series 2003-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 0.37% per year and which will mature in May 2008, $51.0 million of Class B Series 2003-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 1.10% per year and which will mature in May 2008, and $41.0 million of Class C-2 Series 2003-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 2.45% per year and which will mature in June 2008.

        The notes are rated AAA through BBB, or its equivalent, by each of Moody's Investors Service, Standard & Poor's and Fitch. The WFN Trusts entered into interest rate swaps that effectively fix the interest rates on the notes starting at 5.0% and averaging 4.8% over the term of the interest rate swap.

        As of June 30, 2003, the WFN Trusts had over $2.5 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits and additional receivables. The credit enhancement is principally based on the outstanding balances of the private label credit cards in the securitization trust and their related performance. During the period from November to January, the WFN Trusts are required to maintain a credit enhancement level of 6% of securitized credit card receivables as compared to 4% to 5% for the remainder of the year. Accordingly, at December 31, the WFN Trusts typically have their highest balance of credit enhancement assets. We intend to utilize our securitization program for the foreseeable future.

        If World Financial Network National Bank were not able to regularly securitize the receivables it originates, our ability to grow or even maintain our credit services business would be materially impaired. World Financial Network National Bank's ability to effect securitization transactions is impacted by the following factors, some of which are beyond our control:

  •
  conditions in the securities markets in general and the asset backed securitization market in particular;

  •
  conformity in the quality of credit card receivables to rating agency requirements and changes in those requirements; and

  •
  our ability to fund required overcollateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings to lower our borrowing costs.

        Once World Financial Network National Bank securitizes receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event one of those or other similar covenants is breached, an early amortization event could be declared, in which case the trustee for the securitization trust would retain World Financial Network National Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank, until such time as the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

        Certificates of Deposit.    We utilize certificates of deposit to finance the operating activities of our credit card bank subsidiary, World Financial Network National Bank, and to fund securitization enhancement requirements. World Financial Network National Bank issues certificates of deposit in denominations of $100,000 in various maturities ranging between three months and two years and with effective annual fixed rates ranging from 2.0% to 6.1%. As of June 30, 2003, we had $65.9 million of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

        Credit Facilities.    On April 10, 2003, we entered into three new credit facilities to replace our prior credit facilities. The first facility provides for a $150.0 million revolving commitment and matures in April 2006. The second facility is a 364 day facility and provides for an additional $150.0 million revolving commitment that matures in April 2004. The third facility provides for a $100.0 million revolving commitment to Loyalty Management Group Canada Inc., a wholly owned Canadian subsidiary, and matures in April 2006. The covenants contained in the three credit facilities are substantially identical.

        Advances under the credit facilities are in the form of either base rate loans or eurodollar loans. The interest rate on base rate loans fluctuates based upon the higher of (1) the interest rate announced by the administrative agent as its "prime rate" and (2) the Federal funds rate plus 0.5%, in each case with no additional margin. The interest rate on eurodollar loans fluctuates based upon the rate at which eurodollar deposits in the London interbank market are quoted plus a margin of 1.0% to 1.5% based upon the ratio of total Debt under the credit facilities to Consolidated Operating EBITDA, as each term is defined in the credit facilities. The credit facilities are secured by pledges of stock of certain of our subsidiaries and pledges of certain intercompany promissory notes.

        At June 30, 2003, we had borrowings of $174.2 million outstanding under these credit facilities (with an average interest rate of 3.2%), we issued no letters of credit, and we had available unused borrowing capacity of approximately $225.8 million. The credit facilities limit our aggregate outstanding letters of credit to $50.0 million. We can obtain an increase in the total commitment under the credit facilities of up to $50.0 million if we are not in default under the credit facilities, one or more lenders agrees to increase its commitment and the administrative agent consents.

        We used the initial advances under the new credit facilities to refinance our prior credit facilities. We utilize our credit facilities and excess cash flows from operations to support our acquisition strategy and to fund working capital and capital expenditures.

        Issuances of Equity.    On June 13, 2001, we completed our initial public offering, which consisted of the sale of 14,950,000 shares of our common stock at a price to the public of $12.00 per share. After deducting expenses and underwriting discounts and commissions, we received net offering proceeds of approximately $160.8 million. We used proceeds of approximately $90.8 million to repay in full the outstanding balance of a term loan and approximately $500,000 was used to repurchase a then outstanding warrant for 167,084 shares of our common stock. The remaining net proceeds were used to pay down additional debt and support our securitization program, acquisitions and other working capital requirements. In addition, simultaneously with the closing of our initial public offering in June 2001, we converted all outstanding shares of our Series A cumulative convertible preferred stock into approximately 11,199,340 shares of common stock.

        In April 2003, we completed a public offering of 10,350,000 shares of our common stock at $19.65 per share. Limited Commerce Corp. sold 7,000,000 of those shares and the remaining 3,350,000 shares were sold by us. The net proceeds to us from the offering were $61.9 million after deducting our pro-rata underwriting discounts and commissions and offering expenses. Concurrently with the closing of the public offering, we used $52.7 million of the net proceeds to repay in full $52.0 million of debt outstanding, plus accrued interest, under a 10% subordinated note that we issued in September 1998 to an affiliated entity of Welsh Carson.

        Contractual Obligations.    The following table highlights, as of December 31, 2002, our contractual obligations and commitments to make future payments by type and period:

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(dollars in thousands)
Certificates of deposit	$90,000	$6,200	$—	$—	$96,200
Credit facilities	94,500	45,000	—	—	139,500
Subordinated debt(1)	—	—	26,000	26,000	52,000
Operating leases	36,066	44,558	25,241	12,975	118,840
Software licenses	17,390	38,026	38,880	12,426	106,722
Other obligations	2,033	3,153	25	—	5,211

	$239,989	$136,937	$90,146	$51,401	$518,473

(1)
We repaid $52.0 million of subordinated debt during April 2003.

        We believe that we will have access to sufficient resources to meet these commitments.

Economic Fluctuations

        Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses.

        Portions of our business are seasonal.    Our revenues and earnings are favorably affected by increased transaction volume and credit card balances during the holiday shopping period in the fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down. Similarly, our petroleum related businesses are favorably affected by increased volume in the latter part of the second quarter and the first part of the third quarter as consumers make more frequent purchases of gasoline in connection with summer travel.

Regulatory Matters

        World Financial Network National Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, World Financial Network National Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. World Financial Network National Bank is limited in the amounts that it can dividend to us.

        Quantitative measures established by regulations to ensure capital adequacy require World Financial Network National Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, World Financial Network National Bank is considered well capitalized. As of June 30, 2003, World Financial Network National Bank's Tier 1 capital ratio was 25.8%, total capital ratio was 26.5% and leverage ratio was 51.3%, and World Financial Network National Bank was not subject to a capital directive order.

        As part of a recent acquisition by World Financial Network National Bank, which acquisition required approval by the Office of the Comptroller of the Currency, or the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with Alliance Data Systems Corporation. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. World Financial Network National Bank does not expect that the operating agreement will require any changes in World Financial Network National Bank's current operations. The capital adequacy and liquidity maintenance agreement memorializes the current obligations of Alliance Data Systems Corporation to World Financial Network National Bank.

Recent Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 eliminates Statement 4 and, thus, the exception to applying Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements—the exception to application of Statement 4 noted in Statement 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Opinion 30. This provision of SFAS 145 is effective for fiscal years beginning after May 15, 2002. We have adopted this statement in 2003 and accordingly have reclassified extraordinary items for the years ended December 31, 2001 and 2002.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This pronouncement is effective for exit or disposal activities initiated after December 31, 2002, and has not had a significant impact on us.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. Management currently does not plan to transition to the fair value method of accounting for employee stock options. Accordingly, management does not believe that portion of SFAS 148 will have an impact on us. However, management has provided the required disclosures.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. While we have various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires public companies with a variable interest in a variable interest entity to apply this guidance to that entity no later than the beginning of the first interim or annual reporting period ending after December 15, 2003 and immediately for new interests. This application of the guidance could result in the consolidation of a variable interest entity. We are evaluating the impact of this interpretation on our financial results and do not believe that it will have a material impact on our financial results.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The statement is generally effective for contracts entered into or modified after June 30, 2003. We are evaluating the impact of this statement and do not believe that it will have a material impact on our financial results.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe that this statement will have a material impact on our financial results.

Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include off-balance sheet risk, interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

        Off-Balance Sheet Risk.    We are subject to off-balance sheet risk in the normal course of business, including commitments to extend credit and through our securitization program. We sell substantially all of our credit card receivables to World Financial Network Credit Card Master Note Trust, a qualifying special purpose entity. The trust enters into interest rate swaps to reduce the interest rate sensitivity of the securitization transactions. The securitization program involves elements of credit, market, interest rate, legal and operational risks in excess of the amount recognized on the balance sheet through our retained interests in the securitization and the interest only strips.

        Interest Rate Risk.    Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $133.0 million for 2002, which includes both on- and off-balance sheet transactions. Of this total, $21.2 million of the interest expense for 2002 was attributable to on-balance sheet indebtedness and the remainder to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At June 30, 2003, approximately 1.7% of our outstanding debt was subject to fixed rates with a weighted average interest rate of 2.4%. An additional 68.4% of our outstanding debt at June 30, 2003 was locked at an effective interest rate of 4.4% through interest rate swap agreements and treasury locks with notional amounts totaling $1.8 billion.

        The approach we use to quantify interest rate risk is a sensitivity analysis which we believe best reflects the risk inherent in our business. This approach calculates the impact on pretax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2002 a 1.0% increase in interest rates would have resulted in an annual decrease to pretax income of approximately $2.5 million. In 2001, a 1.0% increase in interest rates would have resulted in an increase to interest expense of approximately $4.9 million. Conversely, a corresponding decrease in interest rates would result in a comparable decrease to interest expense. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

        Credit Risk.    We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. We have developed credit risk models designed to identify qualified consumers who fit our risk parameters. To minimize our risk of loan write-offs, we control approval rates of new accounts and related credit limits and follow strict collection practices. We monitor the buying limits as well as set pricing regarding fees and interest rates charged.

        Foreign Currency Exchange Rate Risk.    We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. Specifically, revenue is generated at the time AIR MILES reward miles are issued, but is deferred and recorded on the balance sheet at historical exchange rates. Revenue is then recognized over a period of time at this historical exchange rate. Operating costs, however, are expensed in the period incurred at the then prevailing exchange rate. Due to the sharp appreciation in the Canadian dollar during the six months ended June 30, 2003, reported EBITDA and operating income were negatively impacted as revenue at lower historical exchange rates was matched against expenses at higher current exchange rates. We do not hedge our net investment exposure in our Canadian subsidiary.

        Redemption Reward Risk.    Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

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  have supply agreements with airlines in addition to Air Canada;

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  are seeking new supply agreements with additional airlines;

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  periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;

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  allow collectors to obtain certain travel rewards using a combination of reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and

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  periodically adjust the number of miles required to redeem a reward.

BUSINESS

        We are a leading provider of transaction services, credit services and marketing services in North America. We focus on facilitating and managing electronic transactions between our clients and their customers through multiple distribution channels including in-store, catalog and the Internet. Our credit and marketing services assist our clients in identifying and acquiring new customers, as well as helping to increase the loyalty and profitability of their existing customers. We have a client base in excess of 300 companies, consisting mostly of specialty retailers, petroleum retailers, utilities, supermarkets and financial services companies. We generally have long-term relationships with our clients, with contracts typically ranging from three to five years in duration.

        We are the result of the 1996 merger of two entities acquired by Welsh Carson Anderson & Stowe: J.C. Penney's transaction services business, BSI Business Services, Inc., and Limited Brands' credit card bank operation, World Financial Network National Bank. In June 2001, we concluded the initial public offering of our common stock, which is listed on the New York Stock Exchange. We continue to execute on our growth strategy through a combination of internal growth and acquisitions.

        Since the beginning of 2002, we entered into contracts to provide private label credit card services to Crate and Barrel, Pottery Barn and Pottery Barn Kids, Ann Taylor, Ann Taylor Loft and Ann Taylor Factory Stores, Restoration Hardware, Gordmans, Inc., American Signature Home, American Home Furnishings, Footstar, Eddie Bauer, Spiegel Catalog and Newport News. In addition, we extended our client relationships through August 2009 with Lerner New York and Limited Brands and its retail affiliates, including Limited Stores, Victoria's Secret, Express, Express Men's, Bath & Body Works and Henri Bendel. Limited Brands, indirectly through Limited Commerce Corp., is one of our largest stockholders and, together with its retail affiliates, is our largest client, representing approximately 18.8% of our 2002 consolidated revenue. In December 2002, we extended our client relationship through January 2013 with Brylane's catalog brands, including Chadwick's of Boston, Lane Bryant Catalog, Roaman's, Brylane Home, Brylane Home Kitchen, Lerner Catalog, King Size, Jessica London and La Redoute. In August 2003, we entered into multi-year agreements with Limited Too. Under these agreements, we will continue to provide private label credit card services through 2010 and will also, under a separate multi-year agreement, now provide bankcard authorization services for Limited Too's 537 stores throughout the United States, including Puerto Rico. In September 2003, we completed the acquisition and conversion of Stage Stores' portfolio of approximately 800,000 active private label credit card accounts and assumed overall operation of Stage Stores' private label credit card program.

        Since the beginning of 2002, we signed contract extensions or renewals with Amex Bank of Canada, the retail services division of BMO Bank of Montreal, and Canada Safeway, each a significant sponsor of our AIR MILES Reward Program, and initiated new sponsor categories with the addition of Manulife Financial, Northwest Airlines, Direct Energy and Jean Coutu. In January 2002, we acquired Frequency Marketing, Inc., a small marketing services firm that provides resources and technology for the design, implementation and management of loyalty marketing programs. The acquisition added products and services for our loyalty marketing offerings in the United States.

        We entered into a master billing services agreement with TXU Energy Retail Company LP, effective as of August 23, 2002, to provide billing services related to TXU's Outage Notification and One Call products. In September 2002, we entered into a new utility services relationship with an affiliate of Duke Energy in connection with our acquisition of Enlogix Group, formerly wholly owned subsidiaries of Duke Energy, which provides customer information system services to utilities in Canada. We extended our utility services relationship for five years with Georgia Natural Gas in December 2002. In March 2003, we purchased the customer care back office operations of American

Electric Power related to the Texas marketplace. As part of the transaction, we will provide billing and customer care services to over 800,000 accounts that were recently acquired by a U.S. subsidiary of Centrica plc. We also signed a multi-year extension to continue as Marathon Ashland Petroleum's exclusive provider of network processing and bankcard settlement and a five-year contract extension with ConocoPhillips to continue providing network authorization and capture services for its 12,000 Conoco and Phillips 66 branded locations nationwide and to provide similar services for 5,000 ConocoPhillips 76 branded locations.

        In September 2003, we acquired Conservation Billing Services, a Florida-based submetering service provider. Through this acquisition, we will now provide submetering services that include automated meter reading, billing and collecting for clients that manage commercial properties that house multiple tenants, such as malls and multi-family properties. During September 2003, we also entered into a seven-year agreement with the Orlando Utilities Commission, a large municipal utility. We will provide an outsourced customer information system solution and other related billing processes to service the Orlando Utilities Commission's approximately 200,000 regulated residential and commercial electricity accounts in Florida.

Our Market Opportunity and Growth Strategy

        Our services are applicable to the full spectrum of commerce opportunities involving companies that sell products and services to individual consumers. We are well positioned to benefit from trends favoring outsourcing and electronic transactions. Many companies, including retailers, petroleum companies and utilities, lack the economies of scale and core competencies necessary to support their own transaction processing infrastructure and credit card and database operations. Companies are also increasingly outsourcing the development and management of their marketing programs. Additionally, the use of card-based forms of payment by consumers in the United States has steadily increased over the past ten years. According to The Nilson Report, consumer expenditures in the United States using card-based systems are expected to grow from 32% of all payments in 2001 to 46% in 2010.

        Our growth strategy is to pursue initiatives to capitalize on our market position and core competencies. Key elements of our strategy are:

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  Expanding relationships with our base of over 300 clients by offering them integrated transaction processing and marketing services.  We offer our clients products and services that will help them more effectively understand and service their customers and allow them to build and maintain long-term relationships with their customers. By providing services directly to our clients' customers we are able to become an integral part of our clients' business.

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  Expanding our client base in our existing market sectors.  We will continue focusing on particular markets that are experiencing rapid growth and increasingly utilizing outsourcing, such as transaction and credit services related to our private label programs for retailers, marketing services related to the AIR MILES Reward Program in Canada and transaction services for the utility industry.

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  Continuing to establish long-term relationships with our clients that result in a stable and recurring revenue base.  We seek to maintain a stable and recurring revenue base by building and maintaining long-term relationships with our clients and entering into contracts that typically extend for three to five years. Most of our services require the payment of monthly charges based on the number of transactions we process, allowing us to generate recurring revenues.

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  Pursuing focused, strategic acquisitions and alliances to enhance our core capabilities, increase our scale and expand our range of services.  Since our inception we have grown in part through selective acquisitions. We intend to continue to acquire other companies with complementary products, services or relationships to enhance and expand our offering and increase our market share. We also seek to enter into other strategic relationships that extend our customer reach and generate additional revenue.

Products and Services

        Our products and services are centered around three core capabilities — Transaction Services, Credit Services and Marketing Services.

Transaction Services

        We facilitate and manage transactions between our clients and their customers through our scalable processing systems. Our largest clients within this segment include Limited Brands and its retail affiliates, representing approximately 19.8% of this segment's 2002 revenue.

        Issuer Services.    According to The Nilson Report, based on the total number of accounts on file, we were the second largest outsourcer of retail private label card programs in the United States in 2002, with over 72.3 million accounts on file. We assist clients in issuing private label credit cards branded with the retailers' name or logo that can be used by customers at the clients' store locations. We also provide service and maintenance to our clients' private label card programs and assist our clients in acquiring, retaining and managing valuable repeat customers. Our Transaction Services segment performs issuer services for our Credit Services segment in connection with that segment's private label card programs. The inter segment services accounted for 45.6% of Transaction Services revenue in 2002.

        We have developed a proprietary private label credit card system designed specifically for retailers with the flexibility to make changes to accommodate our clients' specific needs. We have also built into the system marketing tools to assist our clients in increasing sales. We utilize our Quick Credit and On-Line Prescreen products to originate new private label credit card accounts. We believe that these products provide an effective marketing advantage over competing services.

        We use automated technology for bill preparation, printing and mailing. Commingling statements, presorting and bar coding allow us to take advantage of postal discounts. In addition, we also process customer payments using image processing technology to maximize efficiency. By doing so, we improve the funds availability for both our clients and for those private label receivables that we own or securitize.

        Our customer care operations are influenced by our retail heritage. We focus our training programs in all areas on achieving the highest possible standards. We monitor our performance by conducting surveys with our clients and their customers. Our call centers are equipped to handle phone, mail, fax and Internet inquiries. We also provide collection activities on delinquent accounts to support our retail private label credit card programs.

        Utility Services.    We believe that we are one of the largest independent service providers of customer information systems for utilities in North America. We provide a comprehensive single source business solution for customer care and billing solutions. We have solutions for both the regulated and de-regulated marketplace. These solutions provide not only hosting of the customer information system, but also customer care and statement generation, focusing on successful acquisition, value enhancement and retention of our clients' customers.

        In both a regulated and de-regulated environment, providers will need more sophisticated and complex billing and customer information systems to effectively compete in the marketplace. We believe that our ability to integrate transaction and marketing services effectively will provide a competitive advantage for us.

        Our current service offering is based on hosting customer information systems that allow us to provide our core service offerings of call center operation, statement generation and payment processing. In addition, we offer customer acquisition and database marketing services.

        Merchant Services.    We are a leading provider of transaction processing services, based on transactions processed, with an emphasis on the U.S. petroleum retail industry. Additionally, we have a significant presence in the specialty retail and transportation industries. We have built a network that enables us to process virtually all electronic payment types including credit card, debit card, prepaid card, electronic benefits and fleet and check transactions. In addition to authorization and settlement of transactions, we also provide merchants with on-line, two-way mail messaging between our clients and their individual locations by broadcasting and receiving messages through their terminal devices.

Credit Services

        Through our Credit Services segment we are able to finance and operate private label programs more effectively than a typical retailer can operate a stand alone program, as we are able to fund receivables through our securitization program to achieve lower borrowing costs while having the infrastructure to support and leverage a variety of portfolio types and a large number of account holders. Through our subsidiary, World Financial Network National Bank, we underwrite the accounts and fund purchases for 56 private label credit clients, representing over 75 million cardholders and over $2.5 billion of receivables as of June 30, 2003. Our clients are predominately specialty retailers, and the largest within this segment include Limited Brands and its retail affiliates, representing 44.5% of this segment's 2002 revenue, and Brylane, representing 22.4% of this segment's 2002 revenue.

        We believe that an effective risk management process is important in both account underwriting and servicing. We use a risk analysis in establishing initial credit limits with cardholders. Because we process a large number of credit applications each year, we use automated proprietary scoring technology and verification procedures to process these applications. Our underwriting process involves the purchase of credit bureau information for each credit applicant. We continuously validate, monitor and maintain the scorecards, and we use the resulting data to ensure optimal risk performance. These models help segment prospects into narrower ranges within each risk score provided by credit bureau services, allowing us to better evaluate individual credit risk and to tailor our risk-based pricing accordingly. We generally receive a merchant fee for processing sales transactions charged to a private label credit card program for which we provide receivables funding. Processing includes authorization and settlement of the funds to the retailer, net of our merchant discount fee.

        We utilize a securitization program as our primary funding vehicle for private label credit card receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit card accounts to a special purpose entity that then sells them to a master trust. Our Transaction Services segment retains rights to service the securitized accounts. Our securitizations are treated as sales for accounting purposes and, accordingly, the receivable is removed from our balance sheet. We retain an ownership interest in the receivables, which is commonly referred to as a seller's interest, and a residual interest in the trust, which is commonly referred to as an interest only strip. The fair value of the interest only strip is based on assumptions regarding future payments and credit losses and is subject to volatility that could materially affect our operating results. Both the amount and timing of estimated cash flows are dependent on the performance of the underlying credit card receivables, and actual cash flows may vary significantly from expectations. If payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the carrying value of the interest only strips through a charge against earnings. Limited Brands and its retail affiliates accounted for approximately 31.5% of the receivables in the trust portfolio as of June 30, 2003, and Brylane accounted for approximately 16.7%.

        In November 2002, the WFN Trusts completed a $600.0 million offering of five-year asset backed notes issued as part of our securitization program for World Financial Network National Bank. The notes were issued through the World Financial Network Credit Card Master Note Trust. In June and August 2003, the WFN Trusts completed another $600 million offering of five-year asset backed notes, issued in multiple offerings under our securitization program. The notes are rated AAA through BBB, or its equivalent, by each of Standard & Poor's, Moody's Investor Services and Fitch debt-rating services and are secured by a beneficial interest in a pool of receivables that arise under World Financial Network National Bank's private label credit card accounts.

Marketing Services

        Our clients are focused on targeting, acquiring and retaining loyal and profitable customers. We create and manage marketing programs that result in securing more frequent and sustained customer purchasing. We utilize the information gathered through our loyalty programs to help our clients design and implement effective marketing programs. Our primary service for this segment is the AIR MILES Reward Program, representing the substantial majority of this segment's 2002 revenue. Our clients within this segment are financial services providers, supermarkets, petroleum retailers and specialty retailers. BMO Bank of Montreal, Canada Safeway, Shell Canada and Amex Bank of Canada were the four largest Marketing Services clients in 2002, responsible for approximately 54.0% of our 2002 Marketing Services revenue. BMO Bank of Montreal represented approximately 28.8% of this segment's 2002 revenue.

        AIR MILES Reward Program.    We operate what we believe to be the largest loyalty program in Canada. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles as they shop across a range of retailers and other sponsors participating in the AIR MILES Reward Program. The AIR MILES Reward Program has enabled sponsors to use this tool to increase revenues by bringing new customers to the sponsor, retaining existing customers and increasing the amount spent by customers.

        We deal with three primary parties in connection with our AIR MILES Reward Program: Sponsors, Collectors and Suppliers.

  Sponsors

        A sponsor enters into an agreement with us to secure exclusive rights for its particular region and product or service category, to reward customers for changing their shopping behavior and to increase sales from collectors. The program has over 100 brand names represented by sponsors, including BMO Bank of Montreal, Canada Safeway, Amex Bank of Canada, Shell Canada, A&P Canada and Sobeys.

  Collectors

        Members of the AIR MILES Reward Program, known as collectors, accumulate AIR MILES reward miles based on their purchasing behavior at sponsor locations. The AIR MILES Reward Program offers a reward structure that provides a quick and easy way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards by shopping at participating sponsors.

Using 2001 census data, our active participants represent over 69% of all Canadian households. We have issued over ten billion AIR MILES reward miles since the program's inception in 1992.

  Suppliers

        We enter into supply agreements with suppliers of rewards to the program such as airlines, movie theaters and manufacturers of consumer electronics. We make these reward opportunities available through over 180 reward suppliers.

        Marketing Services.    In the U.S. we have developed marketing capabilities designed to increase loyal, profitable customers for our clients. Our suite of analytical and profiling tools enable our clients to better understand their customers and optimize opportunities for developing loyal and profitable customer relationships.

Safeguards to Our Business Disaster and Contingency Planning

        We have a number of safeguards to protect us from the risks we face as a business. Given the significant amount of data that we manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant facilities for our data centers. We operate two data processing centers. In the event of a disaster at either of our two data centers, we can restore that data center's systems at a third party provided disaster recovery center.

Protection of Intellectual Property and Other Proprietary Rights

        We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We currently hold one patent. In addition, we have three patent applications with the U.S Patent and Trademark Office, one provisional application with the U.S. Patent and Trademark Office, and one international application that has entered the national phase in two countries. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we do have applications pending in South American and European countries. Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a license agreement with Air Miles International Trading B.V. We believe that our trademarks are important for our branding and corporate identification and marketing of our services in each segment.

Competition

        The markets for our products and services are highly competitive. We compete with data processing companies, credit card issuers and marketing services companies, as well as with the in-house staffs of our current and potential clients.

        Transaction Services.    We are a leading provider of transaction services. Our focus has been on industry segments characterized by companies with large customer bases, detail-rich data and high transaction volumes. Targeting these specific market sectors allows us to develop and deliver solutions that meet the needs of these sectors. This focus is consistent with our marketing strategy for all products and services. Additionally, we believe we effectively distinguish ourselves from other payment processors by providing solutions that help our clients leverage investments they have made in their payment systems by using these systems for electronic marketing programs. Competition in the area of utility services comes primarily from larger, more well-funded and well-established competitors and from companies developing in-house solutions and capabilities.

        Credit Services.    Our credit services business competes primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross selling their other financial products to their cardholders. Our focus has been on targeting retailers that understand the competitive advantage of developing loyal customers. Typically these retailers have customers that make more frequent and smaller transactions. This results in the effective capture of detail-rich data within our database marketing services, allowing us to mine and analyze this data to develop successful customer relationship management strategies for our clients. As an issuer of private label credit cards, we compete with other payment methods, primarily general purpose credit cards like Visa, MasterCard and American Express, as well as cash, checks and debit cards.

        Marketing Services.    As a provider of marketing services, we generally compete with advertising and other promotional and loyalty programs, both traditional and online, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. For each of our marketing services, we expect competition to intensify as more competitors enter our market. In addition, new competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition will make it more difficult for us to do this. For our database marketing services, our ability to continue to capture detailed transaction data on consumers is critical in providing effective customer relationship management strategies for our clients.

Regulation

        Federal and state laws and regulations extensively regulate the operations of our credit services bank subsidiary, World Financial Network National Bank. Many of these laws and regulations are intended to maintain the safety and soundness of World Financial Network National Bank, and they impose significant restraints on it to which other non-regulated companies are not subject. Because World Financial Network National Bank is deemed a credit card bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a national bank, World Financial Network National Bank is still subject to overlapping supervision by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

        World Financial Network National Bank must maintain minimum amounts of regulatory capital. If World Financial Network National Bank does not meet these capital requirements, the regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulating framework for prompt corrective action, World Financial Network National Bank must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. Under the National Bank Act, if the capital stock of World Financial Network National Bank is impaired by losses or otherwise, we, as the sole shareholder, may be assessed the deficiency. To the extent necessary, if a deficiency in capital still exists, the FDIC may be appointed as a receiver to wind up World Financial Network National Bank's affairs.

        Before World Financial Network National Bank can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, the authority may require, after notice and hearing, that World Financial Network National Bank cease and desist from the unsafe practice.

        As part of a recent acquisition by World Financial Network National Bank, which acquisition required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with Alliance Data Systems Corporation. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. World Financial Network National Bank does not expect that the operating agreement will require any changes in World Financial Network National Bank's current operations. The capital adequacy and liquidity maintenance agreement memorializes the current obligations of Alliance Data Systems Corporation to World Financial Network National Bank.

        We are limited under Sections 23A and 23B of the Federal Reserve Act in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with World Financial Network National Bank, which may have the effect of limiting the extent to which World Financial Network National Bank can finance or otherwise supply funds to us. "Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in covered transactions with World Financial Network National Bank only on terms and under circumstances that are substantially the same, or at least as favorable to World Financial Network National Bank, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by World Financial Network National Bank to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral. The Federal Reserve Board has proposed new regulations concerning covered transactions that attempt to clarify and expand the foregoing limitations.

        We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, IRS rules and other regulations. Due to the tragic events of September 11, 2001, Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks.

        We are also subject to numerous laws and regulations that are intended to protect consumers, including state law, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

        A number of privacy regulations have been implemented in the United States and Canada in recent years. These regulations place many new restrictions on our ability to collect and disseminate customer information.

        Under the Gramm Leach Bliley Act, we maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information. We also were required to develop an initial privacy notice, and we are required to provide annual privacy notices, to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure.

        In addition to the federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of personal information about customers. In some cases these state measures are preempted by federal law, but if not, we make efforts to monitor and comply with individual state privacy laws in the conduct of our business.

        Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. This Act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this Act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the Act permits personal information to be used only for the purposes for which it was collected. The Province of Quebec has made similar privacy legislation applicable to the private sector in that province since 1994 and other provinces are considering further privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with the law.

Employees

        As of September 30, 2003, we had approximately 6,500 employees in the United States and Canada. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Properties

        As of September 30, 2003, we leased over 33 general office properties throughout the United States and Canada, comprising over 1.7 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate, Transaction Services	230,061	October 10, 2010
Dallas, Texas	Corporate	61,750	July 31, 2007
Dallas, Texas	Transaction Services	247,618	July 31, 2009
San Antonio, Texas	Transaction Services	67,540	October 31, 2007
Columbus, Ohio	Credit Services	103,161	January 1, 2008
Westerville, Ohio	Credit Services	100,800	May 31, 2006
Toronto, Ontario, Canada	Marketing Services	137,411	September 16, 2007

        We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Legal Proceedings

        From time to time, we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a material adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of contractual obligations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and positions of each of our directors, executive officers, business unit presidents and other key employees as of the date of this prospectus:

Name	Age	Positions
J. Michael Parks	52	Chairman of the Board of Directors, Chief Executive Officer and President
Bruce K. Anderson	63	Director
Roger H. Ballou	52	Director
Daniel P. Finkelman	48	Director
Robert A. Minicucci	51	Director
Anthony J. de Nicola	39	Director
Kenneth R. Jensen	59	Director
Bruce A. Soll	46	Director
Ivan M. Szeftel	50	Executive Vice President and President, Retail Credit Services
John W. Scullion	46	President and Chief Executive Officer of The Loyalty Group
Michael A. Beltz	47	Executive Vice President and President, Utility Services
Edward J. Heffernan	41	Executive Vice President and Chief Financial Officer
Dwayne H. Tucker	47	Executive Vice President and President, Transaction Services
Alan M. Utay	38	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary
Robert P. Armiak	42	Senior Vice President and Treasurer
James E. Brown	54	Information Technology Officer
Michael D. Kubic	48	Senior Vice President, Corporate Controller and Chief Accounting Officer
Richard E. Schumacher, Jr.	36	Senior Vice President, Tax

        J. Michael Parks, chairman of the board of directors, chief executive officer and president, joined us in March 1997. Before joining us, Mr. Parks was president of First Data Resources, the credit card processing and billing division of First Data Corporation, from December 1993 to July 1994. Mr. Parks joined First Data Corporation in July 1976 where he gained increased responsibility for sales, service, operations and profit and loss management during his 18 years of service. Mr. Parks holds a Bachelor's degree from the University of Kansas.

        Bruce K. Anderson has served as a director since our merger in August 1996. Since March 1979, he has been a partner and co-founder of the investment firm, Welsh, Carson, Anderson & Stowe. Prior to that, he spent nine years with ADP where, as executive vice president and a member of the board of directors, he was active in corporate development and general management. Before joining ADP,

Mr. Anderson spent four years in computer marketing with IBM and two years in consulting. Mr. Anderson is currently a director of Amdocs Limited. He holds a Bachelor's degree from the University of Minnesota.

        Roger H. Ballou has served as a director since February 2001. Mr. Ballou is the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, since October 2001. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is currently a director of American Medical Security Group, Inc. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth.

        Daniel P. Finkelman has served as a director since January 1998. Mr. Finkelman is senior vice president of Limited Brands and is responsible for all brand and business planning for that specialty retailer. He has been employed with Limited Brands since August 1996. Before joining Limited Brands, he was self-employed as a consultant from February 1996 to August 1996 and he served as executive vice president of marketing for Cardinal Health, Inc. from May 1994 to February 1996. Prior to that, he was a partner with McKinsey & Company where he was co-leader of the firm's marketing practice, focusing on loyalty and customer relationship management. Mr. Finkelman holds a Bachelor's degree from Grinnell College and graduated as a Baker Scholar at Harvard Business School.

        Robert A. Minicucci has served as a director since our merger in August 1996. Mr. Minicucci is a partner with Welsh, Carson, Anderson and Stowe, joining the firm in August 1993. Before joining Welsh, Carson, Anderson & Stowe, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently a director of Amdocs Limited. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School.

        Anthony J. de Nicola has served as a director since our merger in August 1996. Mr. de Nicola is a partner with Welsh, Carson, Anderson & Stowe, joining the firm in April 1994. Prior to that, he spent four years with William Blair & Company, financing middle market buy-outs from July 1990 to February 1994. Mr. de Nicola is currently a director of Centennial Cellular Corp. He holds a Bachelor's degree from DePauw University and an MBA from Harvard Business School.

        Kenneth R. Jensen became a director in February 2001. Mr. Jensen has been executive vice president, chief financial officer, treasurer, assistant secretary and a director of Fiserv, Inc., a public company engaged in data processing outsourcing, since July 1984. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance.

        Bruce A. Soll has served as a director since February 1996. Mr. Soll is senior vice president and counsel of Limited Brands, where he has been employed since September 1991. Before joining Limited Brands, he served in a number of senior policy positions including Counsellor to the Secretary of Commerce in the Bush Administration from February 1989 to September 1991. Mr. Soll holds a Bachelor's degree from Claremont McKenna College and a J.D. from the University of Southern California Law School.

        Ivan M. Szeftel, executive vice president and president of our Retail Credit Services business unit, joined us in May 1998. Before joining us, he served as a director and chief operating officer of Forman Mills, Inc. from November 1996 to February 1998. Prior to that, he served as executive vice president and chief financial officer of Charming Shoppes, Inc. from November 1981 to January 1996. Mr. Szeftel holds Bachelor's and graduate degrees from the University of Cape Town and is a Certified Public Accountant in the State of Pennsylvania.

        John W. Scullion, president and chief executive officer of Loyalty Management Group Canada Inc., joined The Loyalty Group in October 1993. Prior to becoming president, he served as chief financial officer for The Loyalty Group. Prior to that, he served as chief financial officer of The Rider Group from September 1988 to October 1993. Mr. Scullion holds a Bachelor's degree from the University of Toronto. He is a Chartered Accountant in the Province of Ontario.

        Michael A. Beltz, executive vice president and president of our Utility Services group, joined us in May 1997. From May 1997 to January 2001, he served as executive vice president and then president of business development and planning. Before joining us, he served as executive vice president of sales and acquisitions for First Data Corporation from July 1983 to April 1997. Mr. Beltz holds a Bachelor's degree from the University of Nebraska.

        Edward J. Heffernan, executive vice president and chief financial officer, joined us in May 1998. Before joining us, he served as vice president, mergers and acquisitions for First Data Corporation from October 1994 to May 1998. Prior to that he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. He holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School.

        Dwayne H. Tucker, executive vice president and president of our Transaction Services group, joined us in June 1999. From June 1999 until September 2003, he served as executive vice president and chief administrative officer. He continues to be responsible for human resources and information technology. Before joining us, he served as vice president of human resources for Northwest Airlines from February 1998 to February 1999 and as senior vice president of human resources for First Data Corporation from March 1990 to February 1998. Mr. Tucker holds a Bachelor's degree from Tennessee State University.

        Alan M. Utay, executive vice president, general counsel, chief administrative officer and secretary, joined us in September 2001. He is responsible for legal, internal audit, compliance, facilities, corporate communications and corporate marketing. Before joining us, he served as a partner at Akin Gump Strauss Hauer & Feld LLP, where he practiced law since October 1990. Mr. Utay holds a Bachelor's degree from the University of Texas and a J.D. from the University of Texas, School of Law.

        Robert P. Armiak, senior vice president and treasurer, joined us in February 1996. He is responsible for cash management, hedging strategy, risk management and capital structure. Before joining us, he held several positions, including most recently treasurer at FTD Inc. from August 1990 to February 1996. He holds a Bachelor's degree from Michigan State University and an MBA from Wayne State University.

        James E. Brown, information technology officer, joined us in October 2002. He is responsible for the information technology solutions group. Before joining us, Mr. Brown was with BMSI Holdings/Billing Management Services, Inc., a company he founded that provides telecommunications billing and customer care. From May 1983 through September 1997, he held various positions at First Data Corporation, including senior vice president and chief information officer.

        Michael D. Kubic, senior vice president, corporate controller and chief accounting officer, joined us in October 1999. Before joining us, he served as vice president of finance for Kevco, Inc. from March 1999 to October 1999. Prior to that he served as vice president and corporate controller for BancTec, Inc. from September 1993 to February 1998. Mr. Kubic holds a Bachelor's degree from the University of Massachusetts and is a Certified Public Accountant in the State of Texas.

        Richard E. Schumacher, Jr., senior vice president of tax, joined us in October 1999. He is responsible for corporate tax affairs. Before joining us, he served as tax senior manager for Deloitte & Touche LLP from 1989 to October 1999 where he was responsible for client tax services and practice management and was in the national tax practice serving the banking and financial services industry. Mr. Schumacher holds a Bachelor's degree from Ohio State University and a Master's from Capital University Law and Graduate School and is a Certified Public Accountant in the State of Ohio.

SELLING STOCKHOLDERS

        The following table sets forth information regarding Welsh Carson and Limited Commerce Corp., the selling stockholders in this offering, as it relates to the beneficial ownership of our common stock both before and after this offering. Welsh Carson, through two of its affiliated entities, will only offer shares of common stock in the over-allotment option. The following table assumes that the over-allotment option is exercised in full. The information presented below also assumes that the selling stockholders do not buy or otherwise acquire beneficial ownership of any additional shares of our common stock. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of shares of common stock subject to options held by that person that are currently exercisable, or exercisable within 60 days of the date of determination. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
				Shares to be Sold in the Offering
Name of Beneficial Owner	Number		Percent			Number	Percent
Welsh Carson Anderson & Stowe 320 Park Avenue New York, New York 10022	40,774,945	(1)	51.2%	1,130,006	(2)	39,644,939	49.8%
Limited Commerce Corp Three Limited Parkway Columbus, Ohio 43230	7,533,376		9.5%	7,533,376		—	—

(1)
Includes: 4,845,550 shares of common stock held by Welsh, Carson, Anderson & Stowe VI, L.P., 15,632,447 shares of common stock held by Welsh, Carson, Anderson & Stowe VII, L.P., 17,790,349 shares of common stock held by Welsh, Carson, Anderson & Stowe VIII, L.P., 148,766 shares of common stock held by WCAS Information Partners L.P., 268,398 shares of common stock held by WCAS Capital Partners II L.P., 655,555 shares of common stock held by WCAS Capital Partners III L.P., 326,206 shares of common stock held by Patrick J. Welsh, 11,111 shares of common stock held by Carol Ann Welsh FBO Eric Welsh U/A dtd 11/26/84, 11,111 shares of common stock held by Carol Ann Welsh FBO Randall Welsh U/A dtd 11/26/84, 11,111 shares of common stock held by Carol Ann Welsh FBO Jennifer Welsh U/A dtd 11/26/84, 322,462 shares of common stock held by Russell L. Carson, 391,168 shares of common stock held by Bruce K. Anderson, 1,666 shares of common stock held by Bruce K. Anderson FBO Mark Anderson, 1,666 shares of common stock held by Bruce K. Anderson FBO Daniel Anderson, 1,666 shares of common stock held by Bruce K. Anderson FBO Kristen Anderson, 86,274 shares of common stock held by Thomas E. McInerney, 75,525 shares of common stock held by McInerney/Gabrielle Family Limited Partnership, 128,274 shares of common stock held by Robert A. Minicucci, 37,773 shares of common stock held by Anthony J. de Nicola, 22,149 shares of common stock held by Paul B. Queally, 3,852 shares of common stock held by D. Scott Mackesy, and 1,866 shares of common stock held by Jonathan Rather. The individual general partners or managing members of the sole general partners of the above listed Welsh Carson limited partnerships include some or all of Bruce K. Anderson, Anthony J. de Nicola, Robert A. Minicucci, Partick J. Welsh, Russell L. Carson, Thomas E. McInerney, Paul B. Queally, Jonathan M. Rather, John D. Clark, James R. Matthews, Sanjay Swani and D. Scott Mackesy. Each of the persons listed in this note may be deemed to be the beneficial owner of the common stock owned by the limited partnerships of whose general partner he or she is a general partner or managing member.

(2)
Welsh Carson is only offering shares in the over-allotment option. Includes 282,501 shares to be sold by Welsh, Carson, Anderson & Stowe VI, L.P. and 847,505 shares to be sold by Welsh, Carson, Anderson & Stowe VII, L.P., assuming the over-allotment option is exercised in full.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Limited Brands

        Prior to this offering, Limited Commerce Corp. beneficially owned approximately 9.5% of our common stock. Limited Commerce Corp. is indirectly owned by Limited Brands, which, together with its retail affiliates, is our largest customer. Limited Brands operates through a variety of retail and catalog affiliates that operate under different names, including Bath & Body Works, Limited Stores, Henri Bendel, Victoria's Secret, Express and Express Men's. Many of these affiliates have entered into credit card program agreements with World Financial Network National Bank. These affiliates of Limited Brands represented approximately 18.8% of our 2002 consolidated revenue and 32.1% of the receivables in the trust portfolio as of December 31, 2002.

        Pursuant to credit card program agreements with those affiliates of Limited Brands, World Financial Network National Bank provides credit card program services and issues private label credit cards on behalf of the businesses. World Financial Network National Bank is obligated to issue credit cards to any customer of a Limited Brands affiliate who applies for a credit card, meets World Financial Network National Bank's credit standards, and agrees to the terms and conditions of World Financial Network National Bank's standard form of credit card agreement. Under these agreements, World Financial Network National Bank pays the business an amount equal to the amount charged by the business's customers using the private label credit card issued by World Financial Network National Bank, less a discount, which varies among agreements. World Financial Network National Bank assumes the credit risk for these credit card transactions. Payments are, at times, also made to World Financial Network National Bank for special programs and reimbursement of certain costs.

        Most of these credit card program agreements were entered into in 1996 and would have expired in 2006, but in August 2002, we entered into new agreements that do not expire until August 2009. These agreements give the businesses termination rights under limited circumstances, including the ability to terminate these contracts under certain circumstances if after August 29, 2003 merchant fees exceed certain levels.

        In general, World Financial Network National Bank owns information relating to the holders of credit cards issued under these agreements, but World Financial Network National Bank is prohibited from disclosing information about these holders to any third party that Limited Brands determines competes with Limited Brands or its affiliated businesses.

        We periodically engage in projects for various retail affiliates of Limited Brands to provide database marketing programs that are generally short-term in nature.

        In September 2000, our subsidiary, ADS Alliance Data Systems, Inc., entered into a marketing database services agreement with Limited Brands and Intimate Brands, Inc., now a wholly owned subsidiary of Limited Brands. Under this agreement, we agreed to provide an information database system capable of capturing certain consumer information when a consumer makes a purchase at Bath & Body Works, Limited Stores, Express, Express Men's and Victoria's Secret, and to provide database marketing services. This agreement expires in August 2004, subject to certain automatic renewal provisions, but can be terminated earlier by Limited Brands and Intimate Brands if we fail to meet specified service standards. We are currently in discussions with Limited Brands to extend this agreement.

        We received total revenues from Limited Brands and its retail affiliates of $46.7 million during 2000, $43.5 million during 2001 and $44.0 million during 2002.

        In August 1998, we sold 20,202 shares of common stock to Limited Commerce Corp. for $9.90 per share as consideration for Limited Commerce Corp. extending the maturity of a 10% subordinated note in the principal amount of $20.0 million that we issued in January 1996 to WCAS Capital Partners II, L.P., which in turn sold the note to Limited Commerce Corp. The note was originally issued to finance, in part, the acquisition of BSI Business Services, Inc., now known as ADS Alliance Data Systems, Inc. The note was repaid in full on April 15, 2002.

Transactions With Welsh, Carson, Anderson & Stowe

        Prior to this offering, Welsh, Carson, Anderson & Stowe VI, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners II, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P. and various individuals who are limited partners of the Welsh Carson limited partnerships beneficially owned approximately 51.2% of our outstanding common stock. The individual partners of the Welsh Carson limited partnerships include Bruce K. Anderson, Anthony J. de Nicola and Robert A. Minicucci, each of whom is a member of our board of directors.

        In July 1999, we sold 120,000 shares of Series A preferred stock to Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Information Partners, L.P. and 20 individuals who are general partners, former general partners, managing members or former managing members of the sole general partners of some or all of the Welsh Carson limited partnerships for an aggregate purchase price of $120.0 million. The preferred shares were issued to finance, in part, the acquisition of the network services business of SPS Payment Systems, Inc. Upon consummation of our initial public offering in June 2001, all of the outstanding shares of Series A preferred stock were converted into shares of common stock.

        In July 1998, we sold 10.1 million shares of common stock to Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., and 16 individuals who are general partners, former general partners, managing members or former managing members of the sole general partners of some or all of the Welsh Carson limited partnerships for an aggregate purchase price of $100.0 million. The shares were issued to finance, in part, the acquisition of all outstanding stock of The Loyalty Management Group Canada Inc.

        In August 1998, we sold 30,303 shares of common stock to WCAS Capital Partners II, L.P. for $9.90 per share as consideration for WCAS Capital Partners II, L.P. extending the maturity of a 10% subordinated note we issued to it in January 1996 in the principal amount of $30.0 million and originally due January 24, 2002 to October 25, 2005. The note was originally issued to finance, in part, the acquisition of BSI Business Services, Inc., now known as ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries. This note was repaid in full on April 15, 2002.

        In September 1998, we issued 655,556 shares of common stock to WCAS Capital Partners III, L.P. and issued a 10% subordinated note to WCAS Capital Partners III, L.P. in the principal amount of $52.0 million to finance, in part, the acquisition of Harmonic Systems Incorporated, whose operations have been integrated into ADS Alliance Data Systems, Inc. We used the net proceeds from our secondary offering in April 2003 to repay in full the remaining balance plus accrued interest on this note.

        We paid Welsh Carson $1.2 million in 1999 for services rendered in connection with our acquisitions.

Stockholders Agreement With Welsh Carson and Limited Commerce Corp.

        Under a stockholders agreement, entered into in June 2001 in connection with our initial public offering and amended in April 2003 in connection with a secondary offering, the Welsh Carson affiliates and Limited Commerce Corp. each have two demand registration rights, as well as "piggyback" registration rights. The demand rights enable the Welsh Carson affiliates and Limited Commerce Corp. to require us to register their shares with the SEC at any time. Piggyback rights allow the Welsh Carson affiliates and Limited Commerce Corp. to register the shares of our common stock that they own along with any shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares. In connection with this offering, Limited Commerce Corp. has exercised one of its demand registration rights.

        Under the amended stockholders agreement, the size of our board of directors is set at nine. Welsh Carson has the right to designate up to three of the nominees for election to the board of directors as long as it owns more than 20% of our common stock. Limited Commerce Corp. has the right to designate up to two of the nominees for election to the board of directors as long as it owns more than 9% of our common stock and one of the nominees as long as it owns between 5% and 9% of our common stock.

        Two of our current directors were designated by Limited Commerce Corp. and elected by our stockholders, with their terms set to expire in 2004 and 2005. Upon the completion of this offering, assuming all the shares Limited Commerce Corp. is offering are sold, Limited Commerce Corp. will not beneficially own any of our common stock and will no longer have the right to designate any nominees for election to our board of directors. Messrs. Soll and Finkelman are the current designees of Limited Commerce Corp., whose terms expire in 2004 and 2005, respectively. If the underwriters exercise their over-allotment option in full, Welsh Carson will beneficially own approximately 49.8% of our common stock. After the offering, Welsh Carson will continue to have the right to designate up to three of the nominees for election to our board of directors so long as it continues to own at least 20% of our common stock. Messrs. Anderson, de Nicola and Minicucci are the current designees of Welsh Carson, whose terms expire in 2005, 2004 and 2006, respectively.

U.S. Loyalty Program

        During 2000, we evaluated the creation of a loyalty program in the United States similar to our AIR MILES Reward Program in Canada. Because of the significant funding requirements to establish such a program, we decided not to pursue the program. Instead, our stockholders in place prior to our initial public offering independently funded the program through a separate company called U.S. Loyalty Corp. We did not have an ownership interest in, or profit sharing rights with respect to, U.S. Loyalty Corp. During 2001 and 2002 we provided various services to U.S. Loyalty Corp., including management support, accounting, and marketing services for which we collected fees of $1.9 million and $0.7 million, respectively. In the first quarter of 2002, U.S. Loyalty Corp. decided to discontinue its development of the program, and U.S. Loyalty Corp. was subsequently dissolved.

Loans to Executive Officers

        In the first quarter of 2001 and 2002, we extended loans to our executive officers to assist them in paying income taxes resulting from the vesting in those years of performance based restricted stock grants. These loans accrue interest at a rate of 4.96% and 4.43%, respectively, mature on February 28,

2006, and are secured by a pledge of the associated restricted stock. The executive officers that have borrowed at least $60,000 are:

Balance as of September 30, 2003
J. Michael Parks	$416,339
Ivan M. Szeftel	$82,134
Edward J. Heffernan	$123,426
Michael A. Beltz	$123,425
Dwayne H. Tucker	$123,426

        In addition, in the second quarter of 2001 and the first quarter of 2002, we extended loans to John W. Scullion that mature on March 9, 2006 and bear interest at a rate that fluctuates with a prescribed rate under the Canadian Income Tax Act. As of September 30, 2003, the effective interest rate under Mr. Scullion's loan was 4.0% and the aggregate balance outstanding was $144,625. In accordance with the provisions of the recently enacted Sarbanes Oxley Act of 2002, we will no longer make or arrange for loans to our executive officers or directors.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement, dated                        , 2003, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., have severally agreed with us and the selling stockholders, subject to the terms and conditions contained in the underwriting agreement, to purchase from Limited Commerce Corp. the number of shares of common stock set forth below opposite their respective names.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.

Total	7,533,376

        The obligations of the underwriters under the underwriting agreement are several and not joint. This means that each underwriter is obligated to purchase from Limited Commerce Corp. only the number of shares of common stock set forth opposite its name in the table above. Except in limited circumstances set forth in the underwriting agreement, an underwriter has no obligation in relation to the shares of common stock which any other underwriter has agreed to purchase.

        The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions including delivery of legal opinions by our counsel and counsel for the selling stockholders, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us and the selling stockholders in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of common stock if any are purchased.

        The underwriters propose initially to offer the shares of common stock offered by this prospectus to the public at the initial public offering price per share set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and these dealers may reallow, concessions not in excess of $            per share on sales to certain other dealers. After commencement of this offering, the offering price, concessions and other selling terms may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus.

        Welsh Carson, through two of its affiliated entities, has granted the underwriters an option, which may be exercised within 30 days after the date of this prospectus, to purchase up to an aggregate of 1,130,006 additional shares of common stock from Welsh Carson, to cover over-allotments, if any, at the initial public offering price less the underwriting discount, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, each of the underwriters will be severally committed, subject to certain conditions, to purchase these additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table, and Welsh Carson will be obligated to sell these additional shares to the underwriters. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus. These additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold.

        The following table summarizes the compensation to be paid to the underwriters by the selling stockholders in connection with this offering.

Total
	Per share	Without Over- allotment		With Over- allotment
Underwriting discounts and commissions payable by Limited Commerce Corp.	$	$		$
Underwriting discounts and commissions payable by Welsh Carson (assuming the over-allotment option is exercised in full)	$		$—	$

        We estimate expenses payable by us in connection with this offering will be approximately $                        .

        In the underwriting agreement, we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with these liabilities.

        We, Limited Commerce Corp., the affiliated entities of Welsh Carson that own shares of our common stock and each of our directors and executive officers have agreed not to sell or offer to sell or otherwise dispose of any shares of our common stock, subject to certain customary exceptions, for a period of 90 days after the date of this prospectus, without the prior written consent of                         ; provided, however, that this agreement does not apply to an aggregate of up to 180,000 shares of our common stock that may be offered and sold by certain of our executive officers and other key employees.

        Our common stock is listed on the New York Stock Exchange under the symbol "ADS."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        Other than in the United States and certain provinces of Canada, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        The representatives and their affiliates from time to time perform investment banking and other financial services for us and our affiliates and for the selling stockholders for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York, for Limited Commerce Corp. by Davis Polk & Wardwell, New York, New York, and for Welsh Carson by Ropes & Gray LLP, New York, New York.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in accounting for derivative instruments and hedging activities and the change in accounting for goodwill and other intangible assets), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file proxy statements and annual, quarterly and special reports with the SEC. You may read and copy any document that we file at the SEC's public reference room in Washington, D.C. located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our SEC filings are also available to you free of charge at the SEC's web site at www.sec.gov. We also provide access to these reports on our web site, www.alliancedatasystems.com.

        This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act of 1933. The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. Statements contained or incorporated by reference in this prospectus as to the contents of any contract or other documents are not complete, and in each instance we refer you to the contents of the contract or document filed with the SEC as an exhibit to the registration statement. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information.

        We incorporate by reference the documents listed below and any future filings we make with the SEC following the date we file with the SEC the Registration Statement on Form S-3, of which this prospectus forms a part, and prior to termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, excluding any information furnished pursuant to Item 9 or Item 12 of any current report on Form 8-K:

  (1)
  Our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 12, 2003;

  (2)
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003;

  (3)
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 8, 2003;

  (4)
  The following Current Reports on Form 8-K filed since December 31, 2002:

  •
  Our Current Report on Form 8-K, dated January 29, 2003, filed with the SEC on January 30, 2003;

  •
  Our Current Report on Form 8-K, dated March 10, 2003, filed with the SEC on March 11, 2003;

  •
  Our Current Report on Form 8-K, dated April 15, 2003, furnished to the SEC on April 15, 2003;

  •
  Our Current Report on Form 8-K, dated July 16, 2003, furnished to the SEC on July 16, 2003; and

  •
  Our Current Report on Form 8-K, dated October 15, 2003, furnished to the SEC on October 15, 2003; and

  (5)
  The description of our common stock contained in our registration statement on Form 8-A12B, filed with the SEC under Section 12 of the Securities Exchange Act of 1934 on March 15, 2000, as amended in our registration statement on Form 8-A12B/A filed with the SEC on June 1, 2001.

        You may request a copy of these filings, at no cost, by writing or telephoning us at:

Alliance Data Systems Corporation
Attention: Legal Department
17655 Waterview Parkway
Dallas, Texas 75252
Telephone: (972) 348-5100

Prospective investors may rely only on the information contained in this prospectus. Neither Alliance Data Systems Corporation, nor any selling stockholder, nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

No action is being taken in any jurisdiction outside the United States and certain provinces of Canada to permit a public offering of the common stock or possession or distribution of this prospectus in any of these jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Cautionary Statement Regarding Forward Looking Statements
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Selected Historical Consolidated Financial and Operating Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Selling Stockholders
Certain Relationships and Related Transactions
Underwriting
Notice to Canadian Residents
Legal Matters
Experts
Where You Can Find More Information

7,533,376 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.
Credit Suisse First Boston
JPMorgan

                  , 2003

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14 — Other expenses of issuance and distribution

        The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table. The Company will pay all expenses of issuance and distribution. Each amount, except for the SEC, NASD and New York Stock Exchange fees, is estimated.

SEC registration fees	$19,975
NASD filing fees	25,191
Transfer agent's and registrar's fees and expenses	20,000
Printing and engraving expenses	100,000
Legal fees and expenses	150,000
Accounting fees and expenses	100,000
Blue sky fees and expenses	5,000
Miscellaneous	29,834

Total	$450,000

ITEM 15 — Indemnification of directors and officers

        Alliance Data Systems Corporation's Certificate of Incorporation provides that it shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify all persons whom it may indemnify under Delaware law.

        Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Alliance Data Systems Corporation's bylaws provide for indemnification by it of its directors, officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of Alliance Data Systems Corporation if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Alliance Data Systems Corporation, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful. Alliance Data Systems Corporation's Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, no director shall be personally liable to Alliance Data Systems Corporation or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors.

        Expenses for the defense of any action for which indemnification may be available may be advanced by Alliance Data Systems Corporation under certain circumstances. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. Directors and officers will be covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16 — Exhibits

        The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
*1	Form of Underwriting Agreement.
4
Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 038-32700).
*5	Opinion of Akin Gump Strauss Hauer & Feld LLP.
*10.1
Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Michael A. Beltz, Edward J. Heffernan, John W. Scullion, Ivan M. Szeftel, Dwayne H. Tucker and Alan M. Utay.
*10.2	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks.
*10.3	Capital Assurance and Liquidity Maintenance Agreement, dated August 28, 2003, by and between Alliance Data Systems Corporation and World Financial Network National Bank.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5).
*24	Power of Attorney (included on the signature page hereto).

* Filed herewith.

ITEM 17 — Undertakings

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 15, 2003.

ALLIANCE DATA SYSTEMS CORPORATION
By:	/s/ J. MICHAEL PARKS J. Michael Parks Chief Executive Officer and President

POWER OF ATTORNEY

        The undersigned directors and officers of Alliance Data Systems Corporation hereby constitute and appoint J. Michael Parks and Edward J. Heffernan, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

S-1

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the listed capacities on October 15, 2003:

Name	Title

/s/ J. MICHAEL PARKS J. Michael Parks	Chairman of the Board, Chief Executive Officer and President (principal executive officer)
/s/ EDWARD J. HEFFERNAN Edward J. Heffernan	Executive Vice President and Chief Financial Officer (principal financial officer)
/s/ MICHAEL D. KUBIC
Michael D. Kubic	Senior Vice President, Corporate Controller and Chief Accounting Officer (principal accounting officer)
/s/ BRUCE K. ANDERSON Bruce K. Anderson	Director
/s/ ROGER H. BALLOU Roger H. Ballou	Director
/s/ ANTHONY J. DE NICOLA Anthony J. de Nicola	Director
/s/ DANIEL P. FINKELMAN Daniel P. Finkelman	Director
/s/ KENNETH R. JENSEN Kenneth R. Jensen	Director
/s/ ROBERT A. MINICUCCI Robert A. Minicucci	Director
/s/ BRUCE A. SOLL Bruce A. Soll	Director

S-2

EXHIBIT INDEX

Exhibit No.	Description
*1	Form of Underwriting Agreement.
4
Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 038-32700).
*5	Opinion of Akin Gump Strauss Hauer & Feld LLP.
*10.1
Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Michael A. Beltz, Edward J. Heffernan, John W. Scullion, Ivan M. Szeftel, Dwayne H. Tucker and Alan M. Utay.
*10.2	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks.
*10.3	Capital Assurance and Liquidity Maintenance Agreement, dated August 28, 2003, by and between Alliance Data Systems Corporation and World Financial Network National Bank.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5).
*24	Power of Attorney (included on the signature page hereto).

* Filed herewith.